P.E.
4/11/07




**FORM 6-K**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


SEC MAIL PROCESSING
RECEIVED
APR 11 2007
WASH, D.C. 203 SECTION



For the month of **April 2007**

Commission File Number **000-30224**

**CRYPTOLOGIC INC.**

**55 St. Clair Avenue West, 3rd Floor**
**Toronto, Ontario, Canada**
**M4V 2Y7**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.



Date: April 10, 2007

Stephen Taylor
Chief Financial Officer

# CryptoLogic.

## Built to win

2006 Annual Report

The Internet gaming world is changing fast, and some companies are built to thrive in changing times. CryptoLogic is one of those companies – and that's why we see a future of limitless growth.

# CryptoLogic *built on*

***Integrity***

11 years of e-gaming excellence doing business with blue-chip gaming and entertainment brands, all operating in and from licensed jurisdictions. CryptoLogic is traded on three major stock exchanges and adheres to strict probity and regulatory standards.

***Innovation***

The world's most acclaimed casino software, offering over 260 innovative games, and one of the world's largest poker rooms excluding the US. CryptoLogic's software has been used worldwide and has processed close to $55 billion in wagers.

***Performance***

After years of consistent growth and cash generation, and record revenue and earnings in both 2005 and 2006, CryptoLogic enters 2007 with no debt and $128 million in cash.



# A record year.
# A strategy for success.

> performance









In 2007, CryptoLogic will:

- continue to lead the way with the Internet's most innovative games;
- aggressively target new customers;
- pursue strategic acquisitions; and
- build on its thriving business in Europe and emerging presence in Asia – the markets of today and tomorrow.

# Scorecard 2006

| STRATEGY | GOAL | RESULTS |
|---|---|---|
| ***International Diversification*** | Grow organically with existing licensees | > Grew annual revenue 21% and grew annual earnings 21%, driven by organic growth of licensees<br>> Renewed William Hill for three years |
| | Target 1-2 new licensees that meet select criteria | > Added 3 new licensees in the year: PlayboyGaming, DTD Poker, and Betsafe |
| | Maintain geographic diversity in key global markets | > Today, 100% of our licensees' revenue comes from outside the US, and we are well diversified across European and Scandinavian markets, with particular strength in the key UK market<br>> Launched Spanish poker site for William Hill<br>> Established first Asian presence in Singapore, and entered a memorandum of understanding with Brilliance Technology and 568 Network to access Chinese market |
| | Pursue selective acquisitions | > Several opportunities investigated in 2006, but none met our strict acquisition criteria<br>> The brand and assets of Parbet.com were acquired in early 2007 |
| ***Market-Oriented Solutions*** | Deliver market-differentiated offerings in casino and poker | > ***Casino:***<br>– Launched over 25 new downloadable casino games and 24 new non-download games<br>– Introduced exclusive games for five new *Marvel* characters and the *Cubis*™ brand<br>– Added casino games in poker<br>> ***Poker:***<br>– Dramatically enhanced poker platform for increased capacity and flexibility<br>– Redesigned poker client software for greater appeal, simplicity, selection, ease of play and statistics<br>– Introduced *Hold'em Blackjack*™, *Thunder Tournaments*, *My Poker Points*, and other unique poker offerings to satisfy the "Heart of the Online Player" |
| | Achieve double-digit revenue growth in casino and poker | > Casino: 12% growth<br>> Poker: 26% growth |
| | Exceed industry growth rates in key casino and poker markets | > Casino: Grew strongly in traditional casino games and introduced new high growth casino in poker products<br>> Poker: exceeded industry growth rate by 5 percentage points |
| ***Regulatory Leadership*** | Continue regulatory investment, and position for a regulated UK market | > New poker platform provides flexibility to seamlessly locate network in most favourable jurisdictions<br>> Taking necessary steps to ensure licensees can locate in UK if regulations encourage them to do so<br>> Began licensing process in Malta |
| ***Financial Performance and Shareholder Value*** | Grow revenue and earnings 20% | > Revenue growth: 21%<br>> Earnings growth: 21% |
| | Net margin and return on equity > 20% | > Net margin: 24%<br>> Return on equity: 25% |
| | Expand UK shareholder base | > Primary trading volume continues to be in North America, but planned move to Ireland and secondary listing on LSE will assist in 2007 |

# Goals 2007

| STRATEGY | GOAL |
|---|---|
| ***Game Innovation*** | > ***Casino:***<br>– Launch 2 innovative new downloadable casino game packs, including over 15 new games<br>– Add to roster of licensed brands, like *Marvel* and *Cubis*™, to build trust and entertainment experience<br>– Further enhance our growing non-download game offering<br>> ***Poker:***<br>– Continue to satisfy the "Heart of the Online Player" with new, innovative poker game and tournament enhancements |
| ***Europe*** | > ***New customers and new business:***<br>– Localize our game offerings for key European markets<br>– Add 2 new poker customers to build on strength of the network's liquidity<br>– Add 2 new casino customers that meet our strict criteria<br>> ***Strategic acquisitions:***<br>– Acquire assets or businesses that help the Company advance its strategies and are accretive to earnings |
| ***Asia*** | > Extend strategic foothold in region through relationships with well-placed Asian partners<br>> Build customer base in Asia with potential for significant growth |
| ***Technology and Regulatory*** | > Continue to enhance the technology platforms supporting our gaming software<br>> Ensure we support licensees in their adjustment to new UK regulations |
| ***Shareholder Value*** | > Expand UK and European shareholder base |

# Long term financial goals

Beyond 2007 industry analysts continue to expect strong growth from the European market, which has been CryptoLogic's core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the Company has the following long term financial objectives in future years for its continuing business in Europe and Asia:

> Grow revenue and earnings at 20% year-over-year for Europe and Asia combined
> Achieve net margin and return on equity of 20%
> Achieve double-digit revenue growth in casino and poker
> Exceed industry growth rates in key online casino and poker markets

***Revenue*** *(US$ millions)*


$34.4
$44.2
$63.7
$86.3
$104.0
2002
2003
2004
2005
2006

***EBITDA***[1] *(US$ millions)*


$8.6
$11.5
$17.3
$22.3
$27.2
2002
2003
2004
2005
2006

***Net cash***[2] *(US$ millions)*


$40.3
$67.3
$86.0
$99.1
$128.4
2002
2003
2004
2005
2006

*(1) Refer to EBITDA note in Management's Discussion and Analysis on page 26.*
*(2) Includes cash and cash equivalents, short term investments and security deposits.*

## Built on integrity.

CryptoLogic was one of the world's first publicly traded Internet gaming companies – and one of the first providers with government-approved software. By demonstrating integrity over 11 years in business, CryptoLogic has earned the trust of customers and players all over the world.

CryptoLogic



< Lewis Rose
President and Chief Executive Officer
Robert Stikeman >
Chairman


STRAIGHT or BETTER

One year ago, we were proud to report that CryptoLogic had set new records in both revenue and earnings.



Today, we're delighted to report record results once again – but in a very different industry, amid a shifting competitive landscape. If anything, it makes our team's achievements in 2006 even greater.



Last October was a turning point for the e-gaming industry – a shake-up driven by one major market: the United States. The US Congress passed a law that prohibits financial transactions processing for certain types of Internet gaming, including our two core markets, casino and poker, while exempting others.

The new US legislation meant every industry participant had to make a choice. You could retreat, and scale back your business, your ambition and your goals. Or, you could advance, and seize new opportunities as they develop in the new competitive landscape.

For CryptoLogic, it was a time to be bold. The industry deck had just been reshuffled – and reshuffled to CryptoLogic's advantage.

In this message, we will explain why.


PONTOON
PAYS 2 / 1




$50.00
$125.00
$50.00
$125.00
$400.00



***Estimated global Internet gaming revenue*** *($ billions)*
*Excluding US*


$13.3
$8.6
$7.2
2006
2007E
2012E

*The Internet gaming industry promises continued growth and is forecast to increase 85% over the next six years.*

*Source: Global Betting and Gaming Consultants, February 2007*

***Estimated total global gaming revenue*** *($ billions)*
*Land-based + Internet excluding US*


$240
$182
$190
$7.2
$8.6
$13.3
2006
2007E
2012E
Internet gaming
Total global gaming

*At less than 4% of the US$182 billion global gaming market, Internet gaming has vast – and profitable – potential.*

*Source: Global Betting and Gaming Consultants, February 2007*

## A YEAR OF NEW HEIGHTS

In 2006, CryptoLogic set ambitious targets – and achieved them.

We realized impressive organic growth in our two core markets – Internet casino and Internet poker. We signed up new customers in the UK and Scandinavia. We made a strategic acquisition and built new partnerships with some of the world's top entertainment brands. We signed a memorandum of understanding to begin a joint venture in Asia. We put the wheels in motion to establish a new executive office in Europe.

And, most significant of all, a major European government – the Netherlands – selected CryptoLogic software exclusively for both its Internet casino and its Internet poker site.

The numbers speak for themselves: record annual revenue of $104.0 million, record earnings of $24.8 million – or $1.81 per share – and an increase in our net cash balance to $128.4 million.

These results – achieved notwithstanding our decision to ensure that none of our licensees accept wagers from US-based players – are a testament to the strength of our strategy, and the talent of our team.

And our 2006 results give us a strong foundation on which to build in 2007 and beyond.

## INTERNATIONAL FOCUS

Since 2002, CryptoLogic has aggressively shifted its business to Europe. By the summer of 2006, 70% of our licensees' revenue came from international sources; and today, 100% of our revenue comes from outside the US, principally from the UK, Continental Europe and Scandinavia.

With most of our business centred in Europe, we have decided to establish a new executive office in Ireland. This provides the opportunity to strengthen our relationships with key customers, and positions us perfectly in one of the world's most lucrative gaming markets.

The UK government is expected to put the final touches on its new online gaming licensing and regulatory framework in September. Other European countries are moving towards regulating various forms of Internet gaming – a position CryptoLogic has always supported as the best option for consumers everywhere.

While CryptoLogic's focus is on Europe today, we see another major market developing in Asia tomorrow. With ten times the population of North America, a growing middle class and a deep-rooted gaming culture, Asia is the next frontier. That's why we recently established a presence in Singapore, and are pursuing new opportunities in China and other promising markets with long term potential.


William HILL


INTERCASINO


Littlewoods
CASINO COM


HOLLAND
CASINO






betsafe.com


DTD com


POKER
PLEX


PARBET.COM


ukbetting plc


EXTREME
POKER


CLASSIC
POKER

## MARKET-LEADING INNOVATIONS

With competition growing, differentiation is key. CryptoLogic continues to invest in innovation – both in our games and our partnerships. The gaming world is taking notice: in early 2007, we were awarded *Gambling Online* Magazine's *Top Casino Software Award* for the second year running, based on votes from players around the world.

In 2006, CryptoLogic released 25 new downloadable casino games and 24 non-download versions of our most popular casino games. We led the way with two industry firsts: the first online slot version of *Cubis*™ – consistently ranked as one of the top 10 games played on major Internet portals – and the first online version of *Texas Hold'em Bonus Poker*. 2006 also marked the debut of five new Marvel Super Hero games and the hair-raising Frightmare slot series in our award-winning casino suite.

We created and patented *Hold'em Blackjack*™, which combines the simplicity of blackjack with the intensity of poker. This innovative game is available exclusively to our licensees.

We improved the player experience by redesigning and improving our poker software, including the main lobby, game tables and the tournament lobby. Our new leaderboard software gives licensees the tools to create exciting events and give their players more opportunities to win.

We tripled the capacity of our central poker room. Now, more than 50,000 simultaneous players can enjoy round-the-clock action. Today, the CryptoLogic-developed network is one of the largest and fastest-growing in the world.

With 12% year-over-year growth in Internet casino, and 26% growth from poker, the relationship between innovation and profitability is clear. During a time of challenge and change, we're ahead of the curve – and look forward to many new innovations in 2007.

## NEW CUSTOMERS, NEW OPPORTUNITIES

In 2006, we welcomed three new customers: PlayboyGaming, the iconic entertainment brand; DTD Poker, the online home of DUSKTILLDAWN, a new land-based UK licensed poker club; and Betsafe, the popular Norwegian site. After year-end, we added Parbet.com and Holland Casino, the Dutch government-owned casino operator.

We entered an exclusive three-year licensing contract to be the sole software provider for the PlayboyGaming Internet poker site, including customer support services, e-cash systems and support and marketing support. We see high synergy and potential from this arrangement, building on the strength of the famous global Playboy brand.

With Parbet, we purchased the poker brand and assets and licensed them to a private Maltese operator. This extends CryptoLogic's brand management strategy, which we have used successfully with our biggest customers, the award-winning InterCasino and InterPoker brands. This approach enables us to support the brands that license our online gaming software and services, while commanding higher fees and generating higher revenue.


MILLIONAIRES
CLUB



Holland Casino, the Dutch government's licensed casino operator, is the first government-owned casino in our blue-chip customer roster. This is a major milestone for CryptoLogic: a sign of our strong reputation in Europe, and a stellar example of how Internet gaming can be enjoyed safely and securely through government regulation. After a rigorous global search for the best software provider based on the criteria of reputation, integrity, innovation and reliability, the Netherlands government chose CryptoLogic. This is an unqualified recognition of our standing at the apex of our industry. We are immensely proud of our newest customer.

And of course we are very pleased to have renewed our agreement with William Hill for a further three years and maintained our strong relationship with Littlewoods and our other existing licensees.

In January 2007, we signed a memorandum of understanding with Brilliance Technology Co. and 568 Network Inc. Together, we will develop casual games for the Asian market, adapt CryptoLogic's casino and poker games and develop new games that appeal to Chinese players.

***A DISCIPLINED GROWTH STRATEGY***

***INTERNET CASINO***

*Differentiation is key.*
*New and distinctive games effectively marketed to players.*

***INTERNET POKER***

*Liquidity is key.*
*Our strong international poker presence provides one of the world's largest poker networks outside the US – measured by gross daily take.*

In today's changed gaming environment, CryptoLogic is taking different strategic approaches to our two core markets.

In online poker, the key is liquidity: more players from more sources – 24/7. That's why we have expanded the capacity of CryptoLogic's poker network, and are aggressively signing up promising new licensees.

In the Internet casino market, the key to success is differentiation: combining our new and innovative games with effective marketing to players by our licensees. That's why we continue to focus on large, well-established brands with a distinct marketing edge. Playboy, of course, fits the bill perfectly.

CryptoLogic continues to benefit from being a full turnkey service provider to the Internet gaming industry. We are confident that more and more international entertainment brands will see the value of our expertise in helping them launch or strengthen their e-gaming presence.





### FINANCIAL STRENGTH, RECORD RESULTS

Thanks to well-planned diversification, CryptoLogic was able to adapt to the changed industry environment and still emerge from 2006 with record revenue and earnings. While this changed environment will affect our 2007 results, we are in a powerful position for long term growth.

With more than $128.4 million in net cash and $93.8 million in working capital at year-end, we have significant resources to take advantage of the exciting opportunities this new environment will deliver.

We will continue to invest aggressively in gaming innovations, and in growing our business in both Europe and Asia – the most lucrative e-gaming markets of today and tomorrow. We will continue to watch expenses carefully, to ensure value for our shareholders, and we will also aggressively pursue accretive acquisitions to advance our strategy should we find the right opportunities, as we did recently with Parbet.








Amsterdam Centraal
Amsterdam Centraal







### *HIGH STANDARDS IN CORPORATE GOVERNANCE*

CryptoLogic is committed to the strictest corporate governance standards. Our Board of Directors meets regularly to ensure all decisions are in the best interests of the shareholders. They also ensure the highest ethical standards in the corporation's financial reports and disclosure practices, and the effectiveness of CryptoLogic's executive team.

In 2006, the Board took some critical strategic decisions for the Company's future. Chief among these was the decision to establish a new executive office in Europe – the emerging epicentre of safe, secure and regulated Internet gaming.

We look forward to ensuring the Company's continued strength and stability as we contemplate exciting new directions in both Europe and Asia. Over time, the makeup of the board will shift to reflect CryptoLogic's broader global focus – as it should.

### *BUILT TO WIN*

Great companies aren't built overnight – and CryptoLogic is no exception.

CryptoLogic has been built over time. Eleven years ago, we were the industry pioneers. Today, we're an industry leader – a company known for integrity, innovation and long term performance.

CryptoLogic has been built through teamwork. We are immensely grateful to our dedicated employees, our management team, our Board and our shareholders for helping make 2006 another year of unprecedented achievement.

CryptoLogic has been built for growth. Because we have been so well diversified – by market, by product and by customer – we are poised to be winners in this dramatically different environment.

And as the cover of this report says, quite simply, CryptoLogic has been built to win. That's just what we plan to do in 2007 – and in the exciting years to come.

Lewis N. Rose
President and Chief Executive Officer

Robert H. Stikeman
Chairman

# Built on innovation.

CryptoLogic offers one of the most comprehensive e-gaming suites available on the Internet today. Superior software means players can always find the game they want, at the stake and level they want, in the currency they want – anytime.

# CryptoLogic



Michael Starzynski
Chief Technology Officer

CUBIS






$125.00
$50.00
$250.00
$425.00

> innovation

# > internet casino


BET
MAX

It all began with the first major Internet casino site – developed by CryptoLogic as the industry pioneer more than a decade ago. Today, casino continues to be the cornerstone of CryptoLogic's business: in 2006, it represented 57% of the Company's revenue, and was the largest contributor to CryptoLogic's record earnings.



We offer the most exciting, comprehensive suite of Internet casino games available, including a wide variety of slots, with bonus rounds that play like real video games; a full selection of single- and multi-player table games with chat; and a vast selection of video poker and bonus video poker, with some games allowing up to 100 hands for increased wagering. We are still the only software provider in the business to offer an authentic and interactive casino experience for our licensees and their players.



While we have traditionally focused our attention on "stickier" download games, we introduced 24 of our most popular titles into non-download versions this year, too. We now boast one of the deepest non-download offerings in online casino. And all of our games can be launched from a highly authentic, interactive casino floor, through traditional menus, or even from a poker table!



CryptoLogic attributes its success in Internet casino to three main drivers: our steady stream of games and gaming innovations; our relationships with many of the world's blue-chip gaming and entertainment brands; and our broad, turnkey service offering that has proven so attractive to customers and consumers alike.

## INNOVATIVE GAMES, INNOVATIVE PRIZES




BEJEWELED



Since we got the ball rolling 11 years ago, many online casino operators have joined the race, all vying for market share. As a result, players can be very selective. That's why differentiation is important for CryptoLogic. Differentiation means innovation; today's sophisticated players are looking for more choice, more action and more chances to win. And CryptoLogic delivers in spades.

With more than 260 games – including almost 100 new games since 2004 – CryptoLogic has one of the most comprehensive casino suites available... anywhere. Throughout 2006, we continued to deliver first-to-market gaming innovation. This has built player excitement, loyalty and trust – and increased the competitive advantage for CryptoLogic and the blue-chip brands that license our software. For example:

- CryptoLogic introduced the first-ever online version of *Texas Hold'em Bonus Poker*, a wildly popular casino game that combines the popularity of poker with the excitement of a casino card game;
- CryptoLogic delivered the exclusive online slot version of *Cubis™*, an award-winning, visually stunning 3D puzzle game that consistently ranks in the top 10 games played on major portals such as Yahoo!, AOL and MSN;
- CryptoLogic debuted five new exclusive slot games based on the world-renowned *Marvel Super Heroes*, including *Thor*, *Silver Surfer*, *Elektra*, *Iron Man* and *Ghost Rider*. These games deliver stunning animation, unlimited action and incredible jackpots – including the first three-level progressive slots on the Internet. In 2006 alone, we paid out $37 million in jackpot winnings!; and
- CryptoLogic's *Rapid Fire* slot games continued to pay out more frequently than their competitors. From low-level to mega-jackpot offerings such as our patented *Millionaires Club™*, which at more than US$5.5 million is the largest progressive slot jackpot in history, CryptoLogic's casino suite provides excitement for every level of player

***Estimated global Internet gaming and casino revenue*** *($ billions)*
*Excluding US*


$7.2
$8.6
$13.3
$2.4
$3.1
$4.2
2006
2007E
2012E
Internet casino
Other Internet games

*Internet casino is forecast to grow by 75% by 2012 – a clear indication of profitable, long term growth.*

*Source: Global Betting and Gaming Consultants, February 2007*

Throughout 2006, our market-leading innovation continued to earn accolades from players and industry leaders alike. For the second consecutive year, *Gambling Online* Magazine recognized us with the *Top Casino Software Award*. CryptoLogic was chosen as the *Top I-Gaming Software Provider* at the 2006 UK Gambling Awards for both casino and poker, and we power the *Top Online Casino*, InterCasino, as selected by *Gambling Online* Magazine for six years running!

## TRUSTED – BY THE BRANDS PLAYERS TRUST

For online players, it's also about trust. CryptoLogic's exclusive relationships with some of the world's most trusted, blue-chip Internet gaming brands help us create and deliver the games that players want to play. By working together, we both attract and retain players by enhancing their experience – and improving our market share. We are particularly excited to have signed Holland Casino to join our casino and poker roster in early 2007.



# William Hill



***WHO:*** *William Hill, one of the biggest names in the European betting and gaming industry, and a leader in all major betting channels in the UK with an established international presence through its online business.*
***CUSTOMER SINCE:*** *1999.*
***PRODUCTS:*** *Casino and Poker.*
***TRADES ON:*** *the London Stock Exchange.*
***SERVICES:*** *CryptoLogic is the exclusive software provider for all William Hill's key online casino and poker businesses. The relationship was recently renewed for another three-year term with enhanced rights to exclusivity.*
***2006 DEVELOPMENTS:*** *> Launched a Spanish poker site – an important edge in a competitive market.*
*> Launched an innovative suite of 24 non-download flash games, including some of the Internet's most popular slot titles.*
***THE RESULT:*** *"As two leaders in the online gaming industry, CryptoLogic and William Hill share a commitment to providing ground-breaking games and a richer entertainment experience – and we look forward to continuing our mutually beneficial relationship."*

# Blue-chip brands.


UKGAMBLIN
AWARDS 200
WI
NER
iGaming Softwar
Provider of the Yea


ILLIONAIRE
CLUB
Diamo
Cave

# Playboy



***WHO:*** *Playboy, the iconic global multimedia company and entertainment and lifestyle brand. In addition to international editions of Playboy magazine, it runs television networks and PlayboyGaming.com, and Playboy-branded products generate revenue of $700 million annually.*
***CUSTOMER SINCE:*** *2006; official launch in 2007.*
***PRODUCTS:*** *Casino, poker, e-cash software, customer and marketing support services.*
***TRADES ON:*** *the New York Stock Exchange.*
***SERVICES:*** *Through CryptoLogic, Playboy can leverage its unparalleled brand into the online gaming world, and receive a range of marketing and support services. The new sites will receive prominent placement in Playboy's international printed, online and media outlets, and feature unique "money-can't-buy" promotions featuring Playboy merchandise and invitations to Playboy-hosted events and the Playboy mansion.*
***2006 DEVELOPMENTS:*** *Secured and signed exclusive three-year contracts for online casino and poker sites.*
***THE RESULT:*** *"Playboy is excited to grow with a respected software provider who can offer a full range of critical support services with innovation and integrity – and deliver an exceptional experience to our players."*

***More choice.***
***More action.***
***More chances to win.***
That's what today's sophisticated players want. That's what CryptoLogic delivers.

# Differentiation means innovation.







*Gambling Online Magazine Readers' Choice Awards – Best Casino Software Gold Award – CryptoLogic*

In addition to our impressive roster of licensees, including William Hill, InterCasino, PlayboyGaming, Littlewoods Gaming and ukbetting, we are also proud of our new relationships with some of the best-known names in games.

CryptoLogic's connection with household names such as *Cubis*™, *Bejeweled* and *Marvel* contributes to the Company's place as the leader in Internet casino games, and consistently delivers better-than-market financial results. The combination of well-known brands, big jackpots and high-speed action translates into global demand for these games – and increased value for our shareholders.

### BROAD OFFERINGS, BROAD CHOICES

Through our licensees, CryptoLogic connects with players all over the world – and helps players connect with one another. We are one of the few providers who offer a complete suite of award-winning games in multiple currencies, including British pounds, Euros and US dollars, and in multiple languages, including German, Italian, French, Spanish, Japanese, Chinese, Greek and English. We are a truly global company in a truly global business.

One of our greatest competitive strengths is the ability to offer our licensees a complete gaming solution:

- a broad, stunning suite of games;
- e-cash "virtual cashier" software, which we expanded this year by adding support for Click2Pay, a preferred payment form in the German-speaking world;
- marketing support services, which was key to our winning the PlayboyGaming account;
- in-depth data mining and business intelligence software that provides licensees with effective tools to target and respond to player needs, and create effective marketing campaigns; and
- 24-hour multi-lingual customer service, for our licensees and their players

### ON COURSE FOR LONG TERM GROWTH

The Internet casino market outside the US is expecting double digit growth in 2007 alone (source: Global Betting and Gaming Consultants, February 2007).

In this new environment, there is no software provider better placed than CryptoLogic. We are well-established in Europe, and positioning ourselves in the nascent Asian market. We are the industry pioneer of yesteryear, and the industry leader of today.

As more eyes turn towards these markets, CryptoLogic welcomes the competition, because we believe it will accelerate the growth of a sector that still represents just a tiny fraction of the global land-based casino market.

And we welcome the competition because in casino, CryptoLogic has the solutions, experience, reputation and the relationships to compete – and to win.













# > innovation > internet poker

The amazing popularity of online poker continues all over the world – and CryptoLogic has a great seat at the global table.

CryptoLogic's reputation for innovation has helped us establish a strong position in this young and highly profitable gaming sector. The buzz started early, and for good reason: in less than seven years, Internet poker has developed into a $1.6 billion industry (excluding US).

Growth in poker will come from Europe and Asia, where new players are adopting the game all the time – both in person and on the Internet. This gives CryptoLogic a significant advantage, because our licensees' poker revenue has come overwhelmingly (85%) from UK and Continental European players.

In 2006, ours was one of the top revenue-generating poker networks on the Internet. At peak times, we attract more than 6,000 players. That translates into more than 444,000 hands of poker dealt every day, with average daily cash pots of over $24 million per day.

With 26% growth in poker revenue in 2006, CryptoLogic's success speaks for itself. And at 33% of the Company's total revenue, Internet poker speaks to the strength of our business.


INTERPOKER
InterPoker
InterPoker
William Hill
SunPoker
William Hill
HOLD'EM BLACKJACK

# The games you want.


Playboy Gaming
Betsafe
OTD Poker
PARBET.COM
Parbet
OTD Poker

## InterCasino/ InterPoker


INTERCASINO

***WHO:*** *InterCasino/InterPoker, CryptoLogic's oldest customer and one of the first and most recognized online gaming sites in the world. Considered player favourites, they consistently rank among the most popular online gaming sites on the Internet.*

***CUSTOMER SINCE:*** *1996.*

***PRODUCTS:*** *Casino, poker, e-cash software, customer and marketing support services.*

***SERVICES:*** *With CryptoLogic's full turnkey service solution, InterCasino has executed some of the industry's most innovative marketing strategies, including Extreme Poker, which has taken players on extreme excursions underwater, in the air and in the Arctic.*

***2006 DEVELOPMENTS:*** *> Extended and renewed exclusive relationship for 5 years. > With CryptoLogic software, has won Gambling Online Magazine's "Top Casino" for the fifth consecutive year, and ranks among the world's top five most popular casino sites by Casino City.*

***THE RESULT:*** *"Our renewed agreement with CryptoLogic means our players will continue to be engaged, excited and active online – with profitable results."*

## CRITICAL MASS: OUR 'ACE IN THE HOLE'

In today's Internet poker market, liquidity is key. A poker room must provide enough critical mass to ensure players can always find a game in the language and currency of their choice. Our customers' sites all connect to one large, shared network, or poker room, that provides these features.


CARIBBEAN
POKER CLASSIC™

That's why CryptoLogic invested significantly in its customers' shared poker room in 2006. Our network can now support more than 50,000 simultaneous players, with near-perfect uptime and market-leading flexibility, scalability and resilience. These improvements also enable new games and features to be uploaded seamlessly to the network – with no break in the action.


LIGHTNING
GAMES™

This investment in expansion gives CryptoLogic a critical advantage as operators prepare for regulation of the UK market and other global growth opportunities.


LOQ™
LAND-BASED ONLINE
QUALIFIERS

The Company's enhanced platform and our licensees' growing player base also enable our customers to offer larger-scale, larger-jackpot tournaments. These are huge marketing draws for operators to promote new or renewed player activity.

## THE GAME THEY WANT – WHEN THEY WANT IT


MPP™
MY POKER POINTS

With more than 500 Internet poker sites out there, it's imperative to give players the flexibility and choice they want to play their game – their way.

That's why CryptoLogic does extensive research to guide the continued development of one of the most comprehensive poker suites on the Internet.


SIXPAK™
SHORT-HANDED INTERNET
X-CITEMENT

We have a wide range of the most popular games. This includes favourites such as *Texas Hold'em*, *7-Card Stud*, *Omaha* and *Omaha Hi/Lo*, and completely new games such as *Hold'em Blackjack*™ – a groundbreaking combination of poker and blackjack created and patented by our poker team.


THUNDER
TOURNAMENTS™

We offer an incredible range of options: fixed limits, pot limits or no limits. Play for fun or play for real – with stakes from 15 cents to 1,200 British pounds. Play in any one of three currencies – or in any one of three European languages. And if all those options aren't enough, players can launch blackjack or their favourite casino game right from a table.


HOLD'EM
BLACKJACK™

## SUPERIOR SOFTWARE, TERRIFIC TOURNAMENTS POWER PROFITABILITY

In 2006, CryptoLogic set the stage for future growth with a complete redesign of our poker software interface. We improved the main lobby, the game tables and the tournament lobby. We made it easier than ever for players to find the game they want, select their stake and game levels, join upcoming tournaments, and even compare their performance with their peers.

CryptoLogic's multi-table and satellite tournament capabilities help generate bigger prizes, longer playing time and long term player loyalty. Tournament software, such as our high-speed *Thunder Tournaments* and satellite tournament structure, help players hone skills and provide more chances to qualify for the world's biggest and best land-based poker events, including all events on the European Poker Tour. And our new tournament leader board helps players chart their progress and win additional prizes.

*"ExtremePoker" Underwater Tournament in St. Kitts*





Our licensee-sponsored 2006 Caribbean Poker Classic, held in St. Kitts, once again attracted both seasoned professionals and new hopefuls who had honed their skills on the Internet. Some of the game's most recognizable faces, including Willie Tann, Simon Trumper, Dave Colclough, Marc Goodwin, and previous World Series of Poker winners Rob Varkonyi and Kathy Liebert, played for a chance to win the $902,000 prize pot. It was an event to remember – and a sign that Internet poker has become mainstream entertainment.

## THE NEXT HAND

In 2006, CryptoLogic welcomed three additions to our fast-growing roster of poker licensees: PlayboyGaming, DTD Poker, and Betsafe. In early 2007 we added Parbet, and, very significantly, Holland Casino, our first licensee owned by a sovereign government.

It's part of a conscious strategy for growth in poker: more players, from more sources, competing for more money.

From our superior 2006 results, it's clear that CryptoLogic has more than a great seat; we hold a winning hand.

We will continue to invest strategically in market-leading innovation, system scalability and functionality – for the benefit of our players, our customers and our business.

And CryptoLogic poker will continue to be the choice of discriminating players in Europe – and all over the world.

# A winning hand.

***Estimated global Internet gaming and poker revenue*** *($ billions)*
*Excluding US*


$7.2
$1.6
$8.6
$2.0
$13.3
$3.5
2006
2007E
2012E

Internet poker
Other Internet games

*Even in the new gaming environment, the lucrative Internet poker market is forecast to grow more than 100% by 2012.*

*Source. Global Betting and Gaming Consultants, February 2007*



CryptoLogic *built on* > performance









*Return on equity*



22%
25%
28%(1)
2004
2005
2006


***28%***

*ROE reflects consistent profit growth and increasing return on shareholders' equity.*

*(1) Before special charges*

*Net margin*



21%
24%
27%(1)
2004
2005
2006


***27%***

*Net margins reflect growing revenue and improving operational leverage.*

*(1) Before special charges*

# Built to win

> CryptoLogic holds a winning hand for 2007 – and beyond. Through 11 years of integrity, innovation and performance, CryptoLogic has earned its standing as an industry leader – a company that's built to win.



Stephen B. Taylor
Chief Financial Officer

### *MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING*

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the design effectiveness of internal control over financial reporting as at December 31, 2006. Based on this assessment, management concludes that, as of December 31, 2006, internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2006.

For the year ended December 31, 2006, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



Lewis N. Rose
President and Chief Executive Officer



Stephen B. Taylor
Chief Financial Officer

Toronto, Canada, March 16, 2007

The following report contains management's discussion and analysis ("MD&A") of CryptoLogic's consolidated results of operations and financial condition for the year ended December 31, 2006 in comparison with the year ended December 31, 2005, and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 16, 2007.

### INTRODUCTION

CryptoLogic and our subsidiaries are referred to collectively as "CryptoLogic", "the Company", "we", "us", and "our" throughout this MD&A, unless otherwise specified.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

The Company and its subsidiaries maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators' rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the disclosure controls and procedures as of December 31, 2006 and concluded that the current disclosure controls and procedures are effective at the reasonable assurance level.

Statements in this document, which are not historical, are forward-looking statements made pursuant to the safe harbour provisions of the *Private Securities Litigation Reform Act of 1995*. It should be noted that the forward-looking statements in this document are based on management's best estimates of the current operating environment. These statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "may", "would", "could", "should", "will", "intend", "seek", "propose", "anticipate", "believe", "expect", "plan" or similar expressions suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with the Company's financial conditions, legal risks associated with Internet gaming and risks of government legislation and regulation, market acceptance and technological changes, dependence on licensees and key licensees, international operations and increased competition. A description of these factors can be found in the section contained herein titled "Risks and Uncertainties." CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

### BUSINESS OVERVIEW

Founded in 1995, CryptoLogic is a pioneer and a global leading software developer and services provider to the Internet gaming market, excluding the United States, around the world through offices in Cyprus and the UK. Today, we are one of the industry's longest-established publicly traded online gaming software companies, with our software development operations in Toronto, Canada. Our wholly-owned subsidiary, WagerLogic Limited ("WagerLogic"), provides software licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators.

CryptoLogic's software offers a complete online gaming solution to licensees which is comprised of:

1. A broad, turnkey Internet-based game suite featuring:
   - more than 260 download and non-download casino table and slot games
   - player-to-player poker
   - multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)
   - multi-currencies (US dollars, British pounds and Euros)
   - multi-platforms (download, non-download (Java and Flash), wireless)
   - multi-player bingo;
2. E-cash systems and support for player deposits and withdrawals;
3. Business intelligence and data analysis tools to assist licensees in their marketing efforts;
4. Licensee support through WagerLogic's 24/7 multi-language customer support; and
5. Marketing support services, to assist licensees to develop and execute strategies for marketing their online gaming businesses.

WagerLogic licenses our software products and services to a select international client base ("licensees" or "customers"), while retaining ownership and control of the software. As at December 31, 2006, we had 10 licensees located around the world, including well-known UK and global land-based gaming organizations.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled, in the Netherlands Antilles. During the year, one of our customers was a licensed operator in Alderney, a British Crown Dependency in the Channel Islands, and that customer relationship has since been terminated. We added three new licensees in 2006: DTD Poker; Betsafe.com; and Oceania Caribe Licensing NV (PlayboyGaming). Since December 31, 2006, we have added two new licensees, a private company in Malta operating Parbet.com, and Holland Casino, which is expected to launch in June 2007.

Substantially all of our revenue is of a recurring nature. WagerLogic's licensees pay an ongoing fee over the contract term for the licensing of our software and services, calculated as a percentage of each licensee's level of activity. In 2006, 10.5% (2005: 7.3%) of our revenue came from other sources, including software customization, certain marketing support services and advertising services.

Historically, revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

### BUSINESS CONDITIONS

Since CryptoLogic was established 11 years ago, there has been significant growth in both our Company and the industry. In total, the Internet gaming market including the United States grew from $5.7 billion to approximately $10.7 billion in wagers in the years between 2003 and 2005 (source: Global Betting and Gaming Consultants, February 2007, or "GBGC"). However, on October 13, 2006 the United States, estimated to represent approximately 50% of the global online gaming market, passed the Unlawful Internet Gaming Enforcement Act (UIGEA) which effectively banned online gaming by making it illegal to process the related financial transactions for US-based players. The Internet casino and Internet poker markets excluding the US, the core areas of our business, are expected to continue to grow rapidly. By the end of 2006, after the US ban, the non-US online casino market was estimated to be worth $2.4 billion, and this market is expected to grow by almost 100% to approximately $4.2 billion by 2012. The online poker market outside the US was estimated to be worth $1.6 billion at the end of 2006 and is expected to more than double to $3.5 billion by 2012 (source: GBGC).

While online gaming outside the United States continues to promise vast potential, it is expected to account for only 5.5% of global gaming revenue by 2012 (source: GBGC). The market is already dominated by major operators. Competition is intensifying for players and market position. The industry is also experiencing consolidation as operators increase market share through acquisition.

In order to grow and remain a market leader, software providers must be able to offer a strong value proposition to their customers to help them respond to players who are increasingly sophisticated and demanding more choice. We must offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players.

### STRATEGY UPDATE

CryptoLogic's growth strategy is designed to capitalize on the growth in key product and geographical markets of the global online gaming industry, and to produce cash earnings despite continuing regulatory uncertainty and an increasingly competitive and sophisticated business environment.

In 2007, CryptoLogic expects financial results to be negatively impacted by reduced revenues arising from industry-wide impact of the enactment of the UIGEA. Although we shall be vigilant in cutting costs and maintaining cost awareness, we are not planning significant changes to our cost structure as we will use current resources to execute current projects and take advantage of significant revenue-enhancing opportunities we foresee in Europe and Asia, our two primary geographical markets, as well as other major international markets.

CryptoLogic remains optimistic about the future of online gaming and the Company's position as one of the leaders within it. We are in an excellent financial position to build on a global strategy that has led to record results in both 2005 and 2006. In 2007, we are focusing on:

1. *Game innovation.* Continuing our strategy to enhance and expand our offering with innovative games that increase the entertainment value for players and encourage repeat business, thereby growing sustainable revenue for our customers and CryptoLogic.

   The strategy has been successful to date. We achieved solid double-digit growth in our Internet casino business – up 11.7% in 2006 versus a year ago – and in a gaming sector that is more developed. Our Internet poker fees outpaced the industry – up 25.6% in 2006, which exceeded the average industry growth rate of 21.0% (source: GBGC).

In 2006, we introduced 49 new Internet casino games (25 downloadable and 24 non-downloadable) which are important customer acquisition tools. We also:

- developed the world's first and only play-for-real, slot version of the highly popular puzzle game, *Cubis*™;
- added to our popular roster of multi-currency Marvel video slot games, with new versions based on *Thor*™, *Silver Surfer*™, *Elektra*™, *Ghost Rider*™ and others; and
- designed and patented the first-ever online version of *Texas Hold'em Bonus Poker*, the popular land-based casino game that combines the huge popularity of poker with the excitement of a casino card game.

Meanwhile, the jackpot for our own patented progressive jackpot slot, *Millionaires Club*™, grew to over five million dollars – a world record for online gaming. All of these innovative concepts are exclusively available to WagerLogic's licensees.

We also introduced a number of poker enhancements in 2006:

- a major upgrade to our poker platform that significantly increases the capacity for simultaneous online playing, allowing for near-perfect network uptime, enables "live" seamless updates of new features and games, and giving licensees seamless mobility to locate their shared online poker room in markets that offer the best growth opportunities;
- an appealing poker software redesign that includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on games, tournaments and their play;
- introduced *Hold'em Blackjack*™, a brand new game developed by CryptoLogic that combines the simplicity of blackjack with the intensity of poker. *Hold'em Blackjack* breathes new life into the traditional game of 21 by giving players the betting and bluffing excitement of *Texas Hold'em Poker* along with the straightforward play of casino blackjack;
- introduced *Thunder Tournaments*™ for high-speed tournament action, broader access to land-based tournaments, and a tournament leader board to give licensees opportunities to create exciting new events;
- launched *My Poker Points*, a loyalty rewards system; and
- launched a Spanish poker site for William Hill, adding to the Greek site we created for them in 2005. Such localized sites are critical advantages in an increasingly competitive European market.

We also enhanced our back-office and decision-support tools to help our licensees better understand, respond to and target market their players.

2. *New customer opportunities.* The Company will continue to pursue "blue chip" casino opportunities that meet these rigorous standards:

- an established brand that has presence on the Internet that is compatible with gaming;
- an audience favourable to a casino offering on the Internet; and
- sufficient resources and commitment to be successful marketing the business.

We will also aggressively pursue new poker opportunities that will enhance the liquidity of the licensees' poker network – already one of the world's largest that excludes US players. Our 2006 upgraded poker platform provides infrastructure and capacity to accept licensees that offer exciting growth potential to contribute to overall poker network liquidity.

In 2006 and early 2007, we added four new branded licensees:

- PlayboyGaming, one of the world's most recognizable entertainment and lifestyle brands, in both casino and poker. The Playboy brand epitomizes our philosophy of working with blue-chip brands;
- Betsafe, a popular poker site among Scandinavian players. Scandinavia is one of the hottest poker markets in the world;
- DTD Poker, the online home of DUSKTILLDAWN, a new land-based UK poker club scheduled to open in April 2007. Once open, DUSKTILLDAWN will be the largest live poker venue in Europe and the first fully-licensed dedicated poker facility in the UK; and
- Holland Casino, which was engaged as a new licensee in February 2007 in a milestone exclusive three-year agreement, CryptoLogic's first with a government. CryptoLogic will provide both poker and casino software for Holland Casino, the Dutch government-owned casino operator. The new sites, to be run by Holland Casino under license from the Dutch government, are expected

to launch in June 2007, and will be available to residents of the Netherlands only.

In addition, the Company acquired Parbet.com (see *Strategic Acquisitions* below).

3. *Controlling expenditures.* Control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures.

4. *Strategic acquisitions.* Aggressively pursue strategic, accretive acquisition opportunities including brands that can be licensed to operators to accelerate the advancement of the Company's strategies. Acquisition opportunities have multiplied since passage of the UIGEA, and the Company will continue to evaluate new and existing prospects.

   In January 2007, CryptoLogic achieved its first success under this strategy by completing the purchase of the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic companies licensed these Parbet assets, together with poker software, payment processing services and multilingual customer support and services, to a private Maltese online gaming company that will operate Parbet.com. The purchased assets include all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and active player accounts.

   This purchase extended the Company's brand ownership and licensing strategy, which it has used very successfully with the award-winning InterCasino and InterPoker brands and related brands, such as ExtremePoker, which are licensed by Oceania Internet Gaming Entertainment NV. Under this strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue.

5. *Expanding in Asia.* CryptoLogic intends to expand its Asian presence to become a significant participant in this large, emerging market.

   In January 2007 we demonstrated success in executing on this strategy when we signed a memorandum of understanding with Brilliance Technology Co. ("Brilliance") and 568 Network Inc. ("Game568"), aimed at entering the high growth, high potential Chinese market.

   The three companies plan to establish a new jointly held company in China to adapt our online casino and poker games to the Chinese market, and develop new poker and casual, skill-based games that are more familiar to those markets. Brilliance intends to establish an operator division to deliver the games in two modes: "play-for-fun" subscriptions for users in internet cafés and on mobile devices, and "play-for-money" through retail locations licensed by China Welfare Lottery, the nation's gaming licensing authority. Brilliance will enter into an exclusive licensing agreement with respect to the new company's online gaming software and service offering, and will apply for all required gaming licenses.

   CryptoLogic's investment will initially be a minority interest in the new company, with an option to increase its investment to a controlling position. CryptoLogic will have the right to appoint all members of the board of the new company.

Given our business focus on Europe today and Asia tomorrow, we have proposed to establish our executive headquarters in the Republic of Ireland. We believe that the location offers many benefits:

> brings the Company closer to the world's major markets that embrace Internet gaming, and therefore, closer to its key customers and customer prospects;

> a gaming-friendly environment that enables the Company to provide a wider range of marketing support and brand management services to licensees and to recruit personnel;

> extends the Company's strategic acquisition opportunities by operating in the heart of the geographic centres where business opportunities are more likely to arise; and

> is intended to increase trading of the Company's shares on the London Stock Exchange.

We are proposing that the headquarter functions of the Chief Executive Officer, the Chief Financial Officer and the head of Investor Relations be transitioned to Ireland. The transition to Ireland will be effected by way of a court- and shareholder-approved Plan of Arrangement, expected to be presented to shareholders in the second quarter of 2007.

In executing our strategy, we remain committed to the highest standards of transparency and regulatory compliance, as one of the world's few providers with government-approved gaming software. We continue to follow disciplined regulatory practices comparable to stringent land-based gaming standards, which subject our Company, key personnel, systems and software product to ongoing independent government review.

***Strategic performance measures***

In 2006, CryptoLogic continued to deliver profitable growth, positive operating cash flow and improved return on equity. The following table sets out key financial performance indicators as measures of our progress:

| *(In thousands of US dollars, except per share data)* | | ***2006*** | | 2005 | | 2004 |
|---|---|---|---|---|---|---|
| ***Income statement*** | | | | | | |
| Revenue | ***$*** | ***104,022*** | $ | 86,307 | $ | 63,714 |
| Reorganization charges regarding move of HQ to Ireland | ***$*** | ***3,700*** | $ | – | $ | – |
| EBITDA after reorganization charges[1] | ***$*** | ***27,176*** | $ | 22,303 | $ | 17,337 |
| Earnings | ***$*** | ***24,812*** | $ | 20,530 | $ | 13,668 |
| Fully diluted EPS | ***$*** | ***1.81*** | $ | 1.46 | $ | 1.01 |
| ***Financial position*** | | | | | | |
| Cash flow from operating activities | ***$*** | ***40,654*** | $ | 34,721 | $ | 18,919 |
| Net cash[2] | ***$*** | ***128,440*** | $ | 99,134 | $ | 85,964 |
| Working capital[3] | ***$*** | ***93,787*** | $ | 73,569 | $ | 62,818 |
| Dividend per share/quarter[4] | ***$*** | ***0.12*** | $ | 0.07 | $ | 0.05 |
| ***Value measure*** | | | | | | |
| Return on equity | | ***25%*** | | 25% | | 22% |

*(1) Management believes EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, because EBITDA is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning, it may not be comparable across different companies.*

*(2) Net cash includes cash and cash equivalents, short term investments and security deposits.*

*(3) Working capital (current assets minus current liabilities).*

*(4) CryptoLogic's inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12) was first declared on September 10, 2003, and paid November 24, 2003. On November 4, 2004, CryptoLogic's Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. A subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, we announced the Board's decision to increase the dividend to $0.12 per share (annual rate of $0.48), commencing with the quarterly dividend paid on June 15, 2006. On February 14, 2007, a dividend of $0.12 per share was announced, the same rate as the prior four quarters. Each future quarterly dividend will be subject to Board approval based on the Company's financial results.*

CryptoLogic reconciles EBITDA to earnings as follows:

| *(In thousands of US dollars)* | | ***2006*** | | 2005 | | 2004 |
|---|---|---|---|---|---|---|
| Earnings | ***$*** | ***24,812*** | $ | 20,530 | $ | 13,668 |
| Income taxes | ***$*** | ***4,679*** | $ | 1,506 | $ | 2,873 |
| Interest | ***$*** | ***(7,092)*** | $ | (3,627) | $ | (1,293) |
| Amortization | ***$*** | ***4,777*** | $ | 3,894 | $ | 2,089 |
| EBITDA | ***$*** | ***27,176*** | $ | 22,303 | $ | 17,337 |

***ABILITY TO DELIVER RESULTS***

CryptoLogic's competitive advantages have been key to our growth and financial performance, and we believe, will continue to be integral to our future.

***Brand name licensees***

CryptoLogic works with some well-known international brand name gaming and media customers, such as William Hill, PlayboyGaming, Littlewoods, InterCasino and now Holland Casino. In a market where player trust is critical, we believe the quality of our licensees enhances our opportunities to acquire additional licensees of like stature. Our decade of experience has proven that operators with a trusted brand and an established user base to cross-market new offerings grow sustainable online businesses. In competition with hundreds of gaming sites on the Internet, our licensees must also be committed to market in order to effectively vie for player attention.

CryptoLogic's disciplined customer strategy continues to produce strong results. We have intentionally reduced our licensee base in recent years to focus on a core group of substantial name brand online and land-based operators. While the number of our licensees has declined to 10 at the end of 2006 from a high of 21 in 2003, CryptoLogic's revenue and earnings have increased 135% and 163% respectively during that same period.

In 2005, Betfair, one of our poker software licensees, brought its poker software in-house, in line with its long term strategy to own and operate all of its core products. CryptoLogic was compensated by Betfair throughout 2006 for offering them the flexibility to choose their exit date, which was October 31, 2006. Betfair has significant internal technical expertise to bring its offering in-house, which we view as unique to Betfair and not characteristic of online gaming companies. Our other customers, which are primarily gaming and/or casino organizations, continue to benefit from the greater liquidity, outsourced technical expertise and expanding product offering and knowledge developed by CryptoLogic.

We expect that revenue and player growth from continuing licensees in both poker and casino, and revenue from new sites launched or launching subsequent to Betfair's exit, including PlayboyGaming, Betsafe, DTD Poker, Parbet and Holland Casino, will offset the effect of the departure of Betfair and the Ritz in 2006.

CryptoLogic's record of growing revenue and earnings validates our commitment to work with a targeted group of major licensees to generate the highest returns.

***Comprehensive and innovative product portfolio***

In an industry characterized by a proliferation of gaming sites, we design our product suite to enable our licensees to satisfy a broad player range of preferences in order to attract more players, generate longer play time and extend the player life value and revenue potential. We conduct extensive player research and competitive benchmarking to drive our software development as well as seek and enter into strategic exclusive partnerships with premier consumer brands such as *Marvel*, *Bejeweled* and *Cubis*™ to enhance the trust and entertainment value of our game offering.

CryptoLogic delivers a comprehensive product portfolio across the casino and poker markets. We continually expand our online game mix with the latest innovations and entertainment concepts to appeal to increasingly sophisticated players wanting more choice and a more engaging experience.

*Internet casino* – Our largest revenue and profit contributor is online casino fees – a core market that accounts for approximately 34% of global online gaming revenue excluding the United States (source: GBGC). We achieved 11.7% growth in 2006 casino revenue over 2005, net of a 35.9% decrease in Q4 2006 from 2005. We continually invest in market research and product research and development to ensure a succession of new game concepts, themes and variations to create marketing opportunities for our licensees. This helps to re-energize players, keeps them coming back and drives incremental revenue, and we expect this revenue growth to continue.

CryptoLogic is at the forefront of bringing the latest product innovations and concepts to Internet gaming. We have introduced a number of unique games to the Internet – the first ever and only British pub-style fruit machines; the first to offer play-for-real slot versions of *Bejeweled* and *Cubis*, two extremely popular online casual games; the first and only online slots featuring *Marvel Super Heroes*; the first Internet version of *Texas Hold'em Bonus Poker*; and our own patented progressive jackpot slot, *Millionaires Club*™, which offers world-record online jackpots. Our expertise in offering the depth and complexity of the modern-style casino games demanded by online gamers should contribute to our continued growth and market leadership in this lucrative game area.

*Internet poker* – Online poker service fees have grown quickly to become our second largest profit contributor since first offering this product four years ago. It is another core market representing approximately 23% of worldwide Internet gaming revenue excluding the United States (source: GBGC). Internet poker is a fast-growing sector dominated by sizeable poker rooms, where attracting and retaining a critical mass of players is key to success. The continuous presence of many players in a virtual room (liquidity) allows players to find a game at the stake they want, when they want, around the clock. By providing a platform for the players of all our poker licensees – among the largest gaming and entertainment brands online and on-land – in a central poker room, we offer a well-populated poker network that currently attracts at peak times more than 6,000 poker players simultaneously from around the globe, which is down from 9,000 at the end of 2005 due to the industry-wide impact of UIGEA and exit of Betfair.

In Internet poker, we also continually expand our variety of games and tournament capabilities, and invest in system scalability to provide the capacity for increasing traffic and volumes at our licensees' poker sites. Our expansive poker network and wide range of games, stakes and tournament offerings have translated into a 25.6% growth in our poker fees in 2006 compared to a year ago. We expect Internet poker to continue to be a strong contributor to our results in 2007.

***Customer service and support***

Licensee competition for players is intense and the cost of player acquisition has risen significantly. To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

***Marketing support***

To help our customers develop and execute their marketing strategies, we offer our licensees marketing support services, through AdsDotCom, a subsidiary of WagerLogic. Increasingly we view these services as a key differentiator in our offering. They have been instrumental in our winning certain new business and form a key part of the Company's brand ownership and management strategy.

***Regulatory leadership and public company record***

Trust is vital for our business, our customers, and our industry. That is why CryptoLogic has committed to strong corporate governance and compliance – and demonstrated a long-standing history of public company disclosure and regulatory leadership.

*"Tier One" regulation* – CryptoLogic has long advocated regulation of Internet gaming for the protection of players and the integrity of the industry. We are one of the few software providers worldwide who have earned government-certification in a "tier-one" jurisdiction. We are subject to stringent requirements similar to those found in land-based gaming, including intensive government probity review of directors, senior management and key personnel, as well as rigorous independent third-party testing and ongoing gaming software review. This adherence to high standards of government approval is an important competitive advantage. Our regulatory compliance enables us to offer licensees a choice of regulated markets for their online businesses. It also enhances our credibility and marketability as more jurisdictions view regulation as the best solution for safe and responsible online gaming.

Given our regulatory expertise, we are positioned for the pending implementation of *The Gambling Act 2005* in the United Kingdom, and to offer this jurisdiction as an option for our customers, provided the British government establishes a commercially-attractive marketplace. In enabling the regulation of Internet gaming for the first time in the UK, the Act opens the door to a large, credible and stable industry in a regulated and licensed environment. The new regulatory regime is expected to become fully operational by September 2007. In the meantime, we are planning to invest in initiatives to position our Company for a regulated UK market, and doing our part to provide input to the process of developing the final legislative codes.

*Public company disclosure and compliance* – CryptoLogic's status as a public company traded on three senior exchanges – the Toronto Stock Exchange, NASDAQ Global Select Market and the Main Market of the London Stock Exchange – subjects us to the highest standards of corporate governance and disclosure. CryptoLogic has demonstrated a steady record of earnings and cash flow performance and disclosure. We are one of the Internet gaming industry's first publicly listed companies since 1996. Our corporate governance practices and quality and certification of our products and business are competitive advantages for CryptoLogic.

***Financial strength and performance***

CryptoLogic has a proven record for revenue growth, positive operating profit, healthy cash flow and no debt since our first full year of operation. The strength of our balance sheet gives customers the assurance that we have the resources to invest in our product solutions today and in the future. We have the financial strength to pay a quarterly cash dividend and repurchase shares through normal course purchases, as appropriate. Our solid financial position also means we can consider potential opportunities to accelerate our growth plans through strategic, accretive acquisitions.

## OVERVIEW OF RESULTS

### Year 2006

CryptoLogic achieved another year of record revenue and earnings in 2006, notwithstanding the challenging fourth quarter. Revenue of $104.0 million (2005: $86.3 million) was up 20.5% year-over-year, driven by increasing fees from both our online casino and poker software.

Owing to new products and enhancements and the growing liquidity of our licensees' central poker room, poker fees rose 25.6%, reaching $33.9 million (2005: $27.0 million). In Internet casino, our revenue rose 11.7% to $59.2 million (2005: $53.0 million), representing double-digit growth in this more developed market. We attributed our continued growth in casino to the addition of more than 25 new games to our gaming suite, particularly the appeal of our Marvel-branded games, online slot versions of casual games such as *Bejeweled* and *Cubis*™, and our mega-jackpot, progressive slot game, *Millionaires Club*™. In addition, our customer relationship solution and tools are helping licensees to attract and retain players.

Other revenue, which includes software customization, advertising services, and certain marketing support fees, accounted for 10.5% of CryptoLogic's total revenue (2005: 7.3%). In 2006, other revenue also included non-recurring revenue from our exit agreement with Betfair.

EBITDA[1] increased 21.8% to $27.2 million in 2006 (2005: $22.3 million). EBITDA[1] margin as a percentage of revenue remained solid at 26.1% (2005: 25.8%), which includes non-recurring expense incurred during 2006 related to the proposed establishment of an executive headquarters in Ireland (see *Reorganization Charges*). As a result of higher revenue in 2006, we saw a 20.9% rise in earnings to $24.8 million, or $1.81 per diluted share (2005: $20.5 million or $1.46 per diluted share).

Once again, CryptoLogic finished the year with positive operating cash flow and a strong balance sheet. Cash, cash equivalents, short term investments, and security deposits, totalled $128.4 million (2005: $99.1 million). Working capital grew to $93.8 million (2005: $73.6 million), after the payment of quarterly dividends totalling $5.8 million (2005: $3.0 million).

CryptoLogic's 2006 performance reflected the continued disciplined execution of our business strategies. While we expect that the industry-wide impact of UIGEA will reduce our revenue and earnings in 2007, we enter the new year with the financial strength to continue to execute our strategies, focused on the rapidly-growing Internet casino and Internet poker markets outside the US, particularly the UK, continental Europe and Asia.

The following table presents selected financial data for each of the three most recent financial years of the Company on a consolidated basis:

| *For the years ended December 31 (In thousands of US dollars, except per share data)* | *2006* | *% of Revenue* | 2005 | % of Revenue | 2004 | % of Revenue |
|---|---|---|---|---|---|---|
| Revenue | *$ 104,022* | *100.0%* | $ 86,307 | 100.0% | $ 63,714 | 100.0% |
| Expenses | | | | | | |
| Operating expense | *64,685* | *62.2%* | 52,658 | 61.0% | 39,975 | 62.7% |
| Reorganization charges[2] | *3,700* | *3.6%* | – | – | – | – |
| General and administrative | *7,907* | *7.6%* | 7,642 | 8.9% | 6,028 | 9.5% |
| Software development expense | - | – | 3,287 | 3.8% | – | – |
| Finance | *554* | *0.5%* | 417 | 0.5% | 374 | 0.6% |
| Amortization | *4,777* | *4.6%* | 3,894 | 4.5% | 2,089 | 3.3% |
| | *81,623* | *78.5%* | 67,898 | 78.7% | 48,466 | 76.1% |
| Earnings before undernoted | *22,399* | *21.5%* | 18,409 | 21.3% | 15,248 | 23.9% |
| Interest income | *7,092* | *6.8%* | 3,627 | 4.2% | 1,293 | 2.1% |
| Earnings before income taxes | *29,491* | *28.3%* | 22,036 | 25.5% | 16,541 | 26.0% |
| Income taxes | | | | | | |
| Current | *4,957* | *4.7%* | 935 | 1.0% | 1,033 | 1.6% |
| Future | *(278)* | *(0.3%)* | 571 | 0.7% | 1,840 | 2.9% |
| | *4,679* | *4.4%* | 1,506 | 1.7% | 2,873 | 4.5% |
| Earnings | *$ 24,812* | *23.9%* | $ 20,530 | 23.8% | $ 13,668 | 21.5% |
| EBITDA[1] | *$ 27,176* | *26.1%* | $ 22,303 | 25.8% | $ 17,337 | 27.2% |
| Total assets | *$ 184,520* | | $ 154,398 | | $ 124,222 | |
| Dividend per share/quarter[3] | *$ 0.12* | | $ 0.07 | | $ 0.05 | |

*(1) Refer to EBITDA note on page 26*

*(2) Refer to Reorganization note on page 33*

*(3) Refer to Dividend note on page 26*

***Fourth quarter 2006***

Q4 2006 results were below those of Q4 2005, as the industry adjusted to the US ban on online gaming in October 2006.

*Total revenue:* Total revenue for the quarter was $19.0 million, 24.2% lower than Q4 2005.

*EBITDA* was $1.5 million in the quarter, 69.5% below Q4 2005. The Company's EBITDA margin in the quarter was 8.0%, compared to 19.8% in Q4 2005. The decrease was due to reduced revenue and $1.1 million in costs incurred in Q4 2006 related to establishing new headquarters in Ireland. Excluding this charge, EBITDA would have been $2.6 million and the EBITDA margin would have been 13.7%.

*Earnings and earnings per diluted share:* Earnings were $1.7 million, 70.6% lower than Q4 2005. Diluted earnings per share were $0.12, 72.1% below Q4 2005. Excluding the charge for the new Irish headquarters, Q4 earnings would have been $2.7 million, and diluted EPS, $0.19.

The following table sets out selected unaudited financial information of CryptoLogic on a consolidated basis for the last eight quarters. For more information, readers should refer to CryptoLogic's 2006 and 2005 quarterly financial reports.

| ***Fiscal 2006 quarters*** | First | Second | Third | Fourth | Annual |
|---|---|---|---|---|---|
| *(In thousands of US dollars, except per share data)* | | | | | |
| Revenue | $ 26,997 | $ 30,351 | $ 27,690 | $ 18,984 | ***$ 104,022*** |
| Interest income | 1,443 | 1,758 | 1,960 | 1,931 | ***7,092*** |
| Earnings | 7,662 | 8,194 | 7,244 | 1,712 | ***24,812*** |
| Basic earnings per share | $ 0.57 | $ 0.60 | $ 0.53 | $ 0.13 | ***$ 1.83*** |
| Diluted earnings per share | $ 0.56 | $ 0.59 | $ 0.53 | $ 0.12 | ***$ 1.81*** |
| Basic weighted average number of shares (000's) | 13,415 | 13,586 | 13,601 | 13,630 | ***13,558*** |
| Diluted weighted average number of shares (000's) | 13,687 | 13,851 | 13,789 | 13,736 | ***13,731*** |

| Fiscal 2005 quarters | First | Second | Third | Fourth | Annual |
|---|---|---|---|---|---|
| *(In thousands of US dollars, except per share data)* | | | | | |
| Revenue | $ 20,274 | $ 19,923 | $ 21,049 | $ 25,061 | $ 86,307 |
| Interest income | 637 | 874 | 967 | 1,149 | 3,627 |
| Earnings | 4,839 | 4,739 | 5,127 | 5,825 | 20,530 |
| Basic earnings per share | $ 0.36 | $ 0.34 | $ 0.37 | $ 0.44 | $ 1.51 |
| Diluted earnings per share | $ 0.34 | $ 0.33 | $ 0.36 | $ 0.43 | $ 1.46 |
| Basic weighted average number of shares (000's) | 13,573 | 13,736 | 13,681 | 13,363 | 13,588 |
| Diluted weighted average number of shares (000's) | 14,184 | 14,361 | 14,063 | 13,665 | 14,067 |

## RESULTS OF OPERATIONS – YEAR 2006

### Revenue

CryptoLogic achieved record revenue for the year ended December 31, 2006. Revenue of $104.0 million rose 20.5% (2005: $86.3 million), which exceeded our long term goal of growing year-over-year revenue by a minimum of 20%. In 2006, revenue growth was led by increasing fees from both Internet poker and Internet casino.

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee's level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

*Internet casino*

In the more established yet expanding Internet casino market, fee revenue increased 11.7% to $59.2 million (2005: $53.0 million). We attributed our continued expansion in this area to the ongoing popularity of innovative, exclusive games such as *Bejeweled* and our mega-jackpot slot game, *Millionaires Club*™ and the addition of more than 25 new casino games in the last year, including:

> the world's first and only play-for-real, slot version of the highly popular puzzle game, *Cubis*™;

> our popular roster of multi-currency Marvel video slot games, with new versions based on *Thor*, *Silver Surfer*, *Elektra*, *Ghost Rider* and others; and

> the first-ever online version of *Texas Hold'em Bonus Poker*, the popular land-based casino game that combines the huge popularity of poker with the excitement of a casino card game.

Internet casino licensing and support fees constitute our core revenue base, representing 56.9% of our total revenue in 2006 (2005: 61.4%). While casino fees continued to grow in absolute dollar terms, casino declined as a percentage of revenue due to the more rapid growth of our fees from the poker sector.

We experienced strong growth in casino in 2006 despite a challenging fourth quarter for our licensees following the passage of the UIGEA. In 2007, we intend to continue delivering a succession of new product innovations that are key growth drivers in our casino business and in the Internet casino market. While online casino fee revenue growth outside the US is predicted to remain healthy at over 21% per year in the next two years (source: GBGC), we expect that it will be insufficient to compensate for the loss of the US market throughout 2007.

*Internet poker*

Owing to new product enhancements and the liquidity of our licensees' central poker network, the number of simultaneous poker players attracted at peak times is more than 6,000 from around the globe, which is down from 9,000 at the end of 2005 due to the UIGEA and exit of Betfair. Our Internet poker fees rose 25.6%, reaching $33.9 million (2005: $27.0 million), and exceeded the industry growth rate of 21.0% (source: GBGC).

We attribute our growth in this market to:

> organic growth of our existing customers comprised of prominent online and land-based operators that continue to leverage their brand strength and financial resources to cross-market poker to their established player base; and

> new poker software enhancements and features including an appealing poker software redesign; the introduction of *Hold'em Blackjack*™, which combines elements of blackjack and poker; tournament innovation such as *Thunder Tournaments*™ for high-speed play, a new tournament leader board and the ability to qualify for a broad selection of land-based events; and the launch of *My Poker Points*, a loyalty rewards system.

Poker has grown to be a significant revenue contributor. It accounted for 32.6% of our 2006 revenue (2005: 31.3%).

We experienced strong growth in poker fees in 2006 despite the FIFA World Cup competing for players' attention, the exit of Betfair from the poker network at the end of October, and the loss of the US market to our licensees in October.

In 2007, we intend to continue delivering a succession of new product innovations and aggressively pursue new poker licensees, which are key growth drivers in the Internet poker market. While online poker fee growth outside the US is predicted to remain strong at over 17% per year in the next two years (source: GBGC), we expect that it will be insufficient to compensate for the loss of the US market in 2007. Accordingly, we expect lower online poker revenue in 2007.

*Other revenue*

Other revenue increased to $10.9 million (2005: $6.3 million), which included fees for software customization and advertising and marketing services. This accounted for 10.5% of total revenue (2005: 7.3%). The increase over 2005 is primarily attributable to non-recurring revenue from our exit agreement with Betfair, higher revenue from our marketing support services, and increased revenue associated with our gaming information portal.

***Product diversification*** *(% of total revenue)*


100
80
60
40
20
2004
2005
2006
Other
Poker
Casino

*Internet casino and poker accounted for* ***90%*** *of total revenue in 2006.*

*International diversification*
CryptoLogic's global strategy has resulted in a geographically-diversified business to mitigate the risks of ongoing legislative uncertainty in various countries, increase exposure to gaming-friendly jurisdictions like the UK, and benefit from near term growth opportunities in overseas markets.

When the UIGEA passed in October 2006, licensees' revenue from outside the US was approximately 70% of total revenue, as it was at the end of 2005, and up dramatically from only 30% at the end of 2001, when the Company began its international diversification strategy. Outside the US, our presence is concentrated in the UK and Continental Europe, which represented 35% and 32%, respectively, of licensees' total revenue in 2006 (2005: 32% and 29%, respectively). In Q4 2006, the UK and Continental Europe represented 44% and 41%, respectively, of licensees' total revenue.

Our strength in these markets is attributable to a licensee roster that includes some of the most respected names in European gaming. The United Kingdom's 2005 enactment of a new law to regulate online gaming for the first time in that country should continue to foster favourable growth for the Internet gaming industry, for our customers and for CryptoLogic. In the short term, we expect licensees to maintain a fairly consistent geographic mix to that of Q4 2006, while longer term we expect that Asia will begin to represent a more significant portion of their revenues.

*Recurring revenue*
CryptoLogic's strong recurring revenue stream reflects the strength of a revenue model based on building long-standing relationships with premium customers. In 2006, 89.5% (2005: 92.7%) of CryptoLogic's fee revenue was generated from software licensing and services contracts that generate recurring revenue and generally extend three years in term.

Betfair exited the poker network in October 2006 as per our 2005 agreement with them, and we were unable to renew under mutually agreeable terms with The Ritz Club Online during the year.

We successfully renewed two customer contracts within 2006, including one with our largest licensee, OIGE NV, which operates the InterCasino, InterPoker and ExtremePoker brands, another with William Hill, one of our largest customers. ukbetting was renewed in December 2005. Only one customer contract is due for renewal in 2007, which should enhance the stability of our revenue stream.

In 2007, we expect to grow our revenue related to licensees' European gaming activities, both through the organic growth of licensees that were active on our platforms in 2006 and through revenue from our new licensees that have launched or will launch in 2007, together with modest revenue from Asia.

***Expenses***
In 2006, the Company incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization. In 2005, we also incurred certain expense associated with expensing previously capitalized software, for which there was no similar expense in 2006.

Total expenses were $81.6 million (2005: $67.9 million), largely in step with our 20.5% increase in revenue. Increases occurred across all expenditure categories, with operating expense accounting for 62.2% of total revenues (2005: 61.0%).

Expenses in the first half of 2006 were relatively consistent as a percentage of revenue, but rose in Q3 and Q4 as a result of costs associated with the anticipated establishment of the Company's executive headquarters in Ireland, and also as a result of the UIGEA significantly reducing revenue in Q4.

As one of our strategies, we are keeping even closer control over all discretionary expenditures as we adjust to the new market environment, though we do not expect to make significant changes to the cost structure. We expect our costs in total to remain relatively consistent with Q4 2006 levels through 2007, with the following qualifications:

- most of the additional costs associated with the establishment of the head office in Ireland, estimated to be approximately $4.8 million, will be incurred in the first half of 2007, for a cumulative total of $8.5 million; and
- we expect annual operating expense to increase by approximately $2.5 to $3.0 million related mainly to the incremental costs of operating the new Irish executive headquarters, though only a portion of this amount will be incurred in 2007, reflecting that portion of the year during which the Ireland office will be operational.

*Operating expense*
The Company's operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and long term incentive program; licensee support; e-cash systems and support

costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating expense was $64.7 million, or 62.2% of revenue (2005: $52.7 million or 61.0%). We continued to invest in our core product and services to help customers grow market share and player loyalty. While operating expense stayed relatively level on a percentage of revenue basis, they increased in absolute and relative terms over 2005 due to:

- higher software development expense, reflecting our growing game and back-office portfolio;
- higher e-cash transaction processing fees resulting from increased transaction volumes at our customers' growing businesses; and
- higher performance-related compensation expense accruals due to CryptoLogic's better-than-expected financial performance in 2006.

At December 31, 2006, CryptoLogic had 400 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, up from 358 a year earlier.

At year-end, we had 92 employees in casino and poker development, representing 23% of the total. Given the importance and distinctiveness of the core aspects of our business, we have specialized teams in each strategic development area. In 2006, 13% of our staff were in casino software development; 10% in poker software development; 8% in product support and compliance; 59% in licensee support operations; and 10% in administrative and finance. This representation is not expected to change materially.

*General and administrative expense*

General and Administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2006, G&A expense of $7.9 million represented 7.6% of revenue (2005: $7.6 million, or 8.9%), down from the previous year as a percentage of revenue due to strong revenue generation in 2006 and the relocation of the Company's Toronto office in 2005, which increased costs in that period.

***2006***
***Employee breakdown***


10%
8%
23%
59%

- Product support and compliance
- Licensee support operations
- Software development
- Administrative and finance

***90% of employees***
*were in areas devoted to delivery of products and services to licensees, such as development, licensee support operations and product support.*

Increased G&A expense, in absolute terms, reflected higher consulting fees in connection with our Sarbanes-Oxley compliance initiatives, and higher professional fees due to regulatory and strategic activities, including the exploration of acquisition opportunities, and work on new customer contracts.

G&A expense should remain relatively stable as a percentage of revenue in the near future, and should increase modestly in absolute terms in tandem with our growth.

*Reorganization charges*

Reorganization Charges are associated with CryptoLogic's anticipated establishment of its executive headquarters in the Republic of Ireland. In 2006, such costs totalled $3.7 million, or 3.6% of revenue (2005: nil) and primarily comprise professional fees and expenses related to employee relocation and severance.

In 2007, we expect a further $4.8 million in reorganization costs, most of which is expected to be incurred in the first half of the year. Due to their nature, these costs are not expected to recur.

*Software development expense*

In the fourth quarter of 2005, we incurred $3.3 million of expense related to previously capitalized software development and severance. There was no comparable expense in 2006.

*Amortization*

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and capitalized software development costs to support our business activities.

Amortization expense was $4.8 million, or 4.6% of revenue (2005: $3.9 million, or 4.5%). The increase reflected (a) the higher investment in computer equipment, leasehold improvements, software licenses, and capitalized software development expenses, where required by GAAP, and (b) change in the estimated useful life of computer equipment and office furniture and equipment. These expenses are expected to grow in absolute dollars and increase as a percentage of revenue, due to the growth of our Company and as amortization for capital expenditures related to our investment program continues.

***EBITDA***

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 21.8% to a record $27.2 million (2005: $22.3 million). EBITDA margin, or EBITDA as a percentage of revenue, grew slightly to 26.1% (2005: 25.8%), despite the loss of the US market by our licensees in Q4 2006.

In 2007, CryptoLogic expects EBITDA and EBITDA margin to be negatively affected, as the industry-wide impact of the UIGEA will reduce revenue in the short term, and while we are exercising even tighter control over discretionary expenses, we are not planning a cost reduction sufficient to offset the lost revenue. Longer term, we expect to be able to return to and exceed 2006 revenue, EBITDA and EBITDA margin levels.

***Interest income***

Interest income, comprising interest earned on the Company's cash and short term investment balances, grew to $7.1 million in 2006 (2005: $3.6 million) as a result of growing cash and cash equivalents balances and higher interest yield. We expect our interest income to continue to move in accordance with changes in our cash and investment balances, and the interest yield.

***EBITDA***[1]

*(US$ millions)*


$17.3
$22.3
$27.2
2004
2005
2006

*EBITDA*[1] *grew by 22% to a record* ***$27.2*** *million in 2006.*

(1) Refer to EBITDA on page 26.

***Provision for income taxes***

Income taxes were $4.7 million (2005: $1.5 million), net of a small future income tax recovery. The increase in 2006 primarily resulted from higher taxable income driven by higher revenues in 2006, and the use of tax loss carryforwards in 2005. The fluctuation in future income taxes results from differences between tax and accounting recognition with respect to certain of the Company's expenses.

We are subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdictions or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%.

***Earnings***

Reflecting our strong revenue growth, and despite the loss of the US market to licensees in Q4 2006, CryptoLogic's earnings rose 20.9% to $24.8 million or $1.81 per diluted share (2005: $20.5 million or $1.46 per diluted share).

In 2007, our earnings will be negatively affected by the industry-wide impact of the UIGEA as it will reduce revenue in the short term, and while we are exercising even tighter control over discretionary expenses, we are not planning a cost reduction sufficient to offset the lost revenue. Management estimates that the enactment of the UIGEA would have reduced revenue by $31 million and earnings by $24 million if the act had been in force for all of 2006. Management estimates that the UIGEA will result in lower revenue and earnings in 2007. By the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

#### Return on equity

CryptoLogic's return on shareholders' equity was unchanged from 2005 reflecting primarily the negative impact of the Q4 2006 UIGEA announcement, as follows:

| | *2006* | 2005 | 2004 |
|---|---|---|---|
| Return on equity | *25%* | 25% | 22% |

*CryptoLogic has a well-established track record for solid investor returns.*

### RESULTS OF OPERATIONS – FOURTH QUARTER 2006

#### Revenue

CryptoLogic's results may vary on a quarterly basis due to the seasonal nature of the online gaming industry. Historically, sales are slower in the second and third quarters, as Internet usage moderates in the summer months when players tend to be outdoors. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods. We expect seasonality in our business to continue to be a contributing factor in both casino and poker.

While we believe that seasonal factors continued to affect our results and the industry, we experienced other offsetting factors in the quarter. Revenue decreased 24.2% in Q4 2006 to $19.0 million (Q4 2005: $25.1 million):

- the major factor was the loss of our licensees' US-based players as a result of the UIGEA having been passed in October 2006, which was heightened as it occurred in the fourth quarter which is historically the strongest quarter of the year. To a much lesser extent, revenue was impacted by the exit of Betfair and the Ritz from the network during the quarter;
- the revenue loss was partially offset by the release of 18 innovative new casino games in Q4 2006. Revenue from new games introduced in Q4 was $1.9 million, or 10.2% of total revenue. Strong performances from casino games released in earlier periods also increased revenue in Q4.

*Internet casino*

Q4 2006 Internet casino fees decreased 35.9% to $10.0 million (Q4 2005: $15.5 million) and accounted for 52.4% of total Q4 2006 revenue (Q4 2005: 61.9%). This decrease followed the UIGEA enactment in early October 2006.

*Internet poker*

Q4 2006 Internet poker fees decreased 15.2% to $6.7 million (Q4 2005: $7.9 million) and represented 35.4% of Q4 2006 revenue (Q4 2005: 31.6%). This decrease followed the UIGEA enactment in early October 2006.

*Other revenue*

Other revenue in Q4 2006 was $2.3 million, or 12.2% of total revenue (Q4 2005: $1.6 million, or 6.5% of revenue). The increase in Q4 2006 over Q4 2005 is primarily attributable to non-recurring revenue from our exit agreement with Betfair.

We expect the expiry of our exit agreement with Betfair in January 2007 and the UIGEA to reduce other sources of revenue, although revenue from the Parbet.com, PlayboyGaming and DTD Poker properties that began in Q1 2007 will partially offset these factors.

In Q4 2006, our online bingo licensee stopped offering this product. Bingo accounted for an immaterial amount of revenue in 2006.

#### Expenses

*Operating expense*

Operating expense was $14.2 million in Q4 2006, or 75.0% of revenue (Q4 2005: $14.7 million, or 58.7% of revenue).

Operating expense decreased slightly in absolute terms over Q4 2005 due to:

- lower software development costs; and
- lower e-cash system and support fees resulting from decreased volumes at our customers' businesses; partially offset by
- higher compensation costs related to increased product development and customer support staffing.

Notwithstanding that operating expense in dollar terms decreased slightly as compared to 2005, operating expense, which is largely fixed, increased as a percentage of revenue in 2006.

*General and administrative expense*

General and administrative (G&A) expense was $2.0 million for the quarter, or 10.3% of revenue (Q4 2005: $2.0 million, or 7.9% of revenue). Notwithstanding that G&A expense in dollar terms was unchanged compared to 2005, G&A expense increased as a percentage of revenue in 2006.

*Software development expense*

In the fourth quarter of 2005, the Company incurred $3.3 million of expense related to previously capitalized software development and severance. There was no comparable expense in 2006. The severance expense in 2005 related to termination of software development staff.

*Reorganization charges*

Reorganization charges associated with CryptoLogic's plan to establish its executive headquarters in the Republic of Ireland were $1.1 million in Q4 2006. Such costs are primarily comprised of professional fees and expenses related to employee relocation and severance. There were no similar costs in the comparable periods of 2005. The reorganization is subject to shareholder and regulatory approvals.

***EBITDA***

EBITDA decreased by 69.5% to $1.5 million (Q4 2005: $5.0 million) in the quarter. EBITDA margin decreased to 8.0% of revenue in Q4 2006 (Q4 2005: 19.8%), mainly due to lower revenue in the quarter attributable to the industry-wide impact of the UIGEA (approximately $8 million in lower revenue), which gave rise to approximately $6 million in lower EBITDA, partially offset by lower expense in the quarter driven primarily by lower software development expense as compared to the prior year.

EBITDA is reconciled to earnings as follows:

| *For the three months ended December 31, (In thousands of US dollars)* | ***2006*** | 2005 |
|---|---|---|
| Earnings | ***$ 1,712*** | $ 5,825 |
| Income taxes | ***361*** | (855) |
| Interest income | ***(1,931)*** | (1,149) |
| Amortization | ***1,375*** | 1,153 |
| EBITDA | ***$ 1,517*** | $ 4,974 |
| EBITDA before reorganization expense | ***$ 2,601*** | $ 4,974 |

***Amortization***

Amortization expense was $1.4 million during the quarter ended December 31, 2006 (Q4 2005: $1.2 million). The increase is due mainly to (a) the higher investment in computer equipment, leasehold improvements, software licenses, and capitalized software development expenses, where required by GAAP, and (b) change in estimated service life for computer equipment and office furniture and equipment.

***Interest income***

Interest income, comprising interest earned on the Company's cash and short term investment balances, was $1.9 million in Q4 2006 (Q4 2005: $1.1 million). The increases were a result of higher cash and short term investment positions and better interest yield.

***Provision for income taxes***

Income taxes in Q4 2006 were $0.4 million (Q4 2005: ($0.9) million), including amounts for future income tax of ($1.1) million in the quarter (Q4 2005: $0.3 million). The fluctuation in future income taxes resulted from differences between tax and accounting recognition with respect to certain of the Company's expenses.

***Earnings***

Earnings in the quarter were down 70.6% to $1.7 million, or $0.12 per diluted share (Q4 2005: $5.8 million, or $0.43 per diluted share), after deducting an after-tax $1.0 million non-recurring charge, or $0.07 per share, related to reorganization costs for the proposed establishment of CryptoLogic's new executive headquarters in Ireland.

## ***LIQUIDITY AND CAPITAL RESOURCES***

CryptoLogic remained highly liquid and debt-free in 2006. Given our significant cash resources of $128.4 million and undrawn credit facilities of $3.0 million at year-end, we have the financial flexibility to continue investing in the enhancement of our solutions and the growth of our business, pay dividends, repurchase our own shares through issuer bids and consider strategic, accretive acquisition opportunities that may arise.

***Net cash position***

As of December 31, 2006, our net cash position grew to $128.4 million or $9.35 per diluted share (2005: $99.1 million or $7.05 per diluted share), which comprised cash and cash equivalents, short term investments, and included security deposits of $1.5 million (2005: $1.5 million). The Company will have expended a minimum of $11.9 million of this cash in 2007 for the previously-announced acquisition of Parbet.com, with a possible contingent further payment of $5.3 million to be made in 2007 based on performance.

There was a shift in asset mix towards short term investments and away from cash and cash equivalents during the year for more effective cash and yield management. As a result, short term investments rose by $46.8 million to $50.0 million (2005: $3.2 million), and cash and cash equivalents balance declined by $17.5 million to $76.9 million (2005: $94.4 million).

We continued to pledge $1.5 million in security deposits at year-end (2005: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

***Operating activities***

CryptoLogic deploys its positive cash flow to fund investment initiatives that will drive long term growth. Operating cash flow increased significantly to $40.7 million (2005: $34.7 million) due largely to higher earnings in 2006. As well, accounts payable and accrued liabilities were $10.3 million higher at 2006 year-end as compared to last year, primarily due to:

> higher jackpot provisions, which reflect the growing jackpot prizes for our progressive slot games; and

> higher provisions for performance-related compensation costs due to better-than-expected financial performance and strong share price performance, which affects calculation of our long term incentive plan liabilities.

***Financing activities***

In 2006, $2.7 million was used (2005: $7.2 million used) for financing activities as follows:

> $3.1 million (2005: $5.0 million) was raised from the exercise of stock options during the year. No common shares were repurchased in 2006 (2005: $9.2 million); and

> $5.8 million (2005: $3.0 million) was paid in quarterly cash dividends in 2006. This higher amount was attributed to an increase in our quarterly cash dividend from $0.07 per share to $0.12 per share (an annual rate of $0.48) commencing with the dividend paid on June 15, 2006.

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period and the Board's view from time to time on the optimal uses of cash, we expect to continue paying dividends on a regular basis. With the industry-wide impact of the UIGEA enactment, revenues and earnings will be negatively impacted. However, as noted above, by the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

***Investing activities***

Investing activities used cash of $55.4 million in 2006 (2005: $23.7 million provided). This was largely due to a shift of $46.8 million of cash and cash equivalents into short term investments (2005: shift of short term investments into cash and cash equivalents, in the amount of $32.6 million), for more efficient cash and interest yield management in response to volatility in interest rates.

Additionally, funds used for capital expenditures amounted to $8.6 million (2005: $8.9 million), which related to purchases in the

***Net cash position*** *(US$ millions)*


$86.0
$99.1
$128.4
2004
2005
2006

*CryptoLogic remained highly liquid with net cash of **$128.4** million at 2006 year-end.*

normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses as discussed earlier. In 2007 capital expenditures will be increased materially over 2006 levels mainly due to higher capitalized software development expenditures related to improving the ability of the Company to modify its gaming software programs going forward.

### Working capital

CryptoLogic's financial position remained highly liquid in 2006. Working capital increased by 27.5% to $93.8 million or $6.83 per diluted share as at December 31, 2006 (2005: $73.6 million or $5.23 per diluted share). The year-over-year increase was primarily due to higher earnings.

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

### User funds held on deposit

User funds held on deposit decreased 19.6% to $20.9 million at December 31, 2006 (2005: $26.0 million). The decrease reflects the reduction of players' deposits subsequent to the UIGEA passage. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company's total cash position.

**Working capital**
*(US$ millions)*



$62.8
$73.6
$93.8
2004
2005
2006


*Working capital grew 27.5% to **$93.8** million in 2006.*

### Capitalization

Since inception, CryptoLogic has had no debt, including at year-end 2006, and also has unutilized credit facilities. As of December 31, 2006, we had 13,641,234 common shares and 1,006,584 stock options outstanding.

CryptoLogic entered 2006 with a Normal Course Issuer Bid, which authorized the buyback of up to 1.34 million common shares. In Q4 2005, the Company bought back 239,200 shares at an average price of $16.62 under this 2005/2006 bid. On September 27, 2006, the Board of Directors approved the renewal of our Normal Course Issuer Bid, which authorizes the Company to purchase up to 1.35 million common shares from September 29, 2006 to September 28, 2007, under which we have yet to buy back any shares. Our buyback programs allow us to repurchase our shares on occasions when we believe that our share price provides an opportunity to reduce our outstanding share capital at an attractive price.

### Cash commitments and contractual obligations

The following table summarizes our outstanding cash commitments as of December 31, 2006:

| *(In thousands of dollars)* | Total | Less than 1 year | 2–3 years | 4–5 years | After 5 years |
|---|---|---|---|---|---|
| Facility leases | $ 15,061 | $ 2,319 | $ 3,581 | $ 3,282 | $ 5,879 |
| Guarantees | $ 4,916 | $ 150 | $ 2,378 | $ 2,388 | $ – |
| Total outstanding cash commitments | $ 19,977 | $ 2,469 | $ 5,959 | $ 5,670 | $ 5,879 |

Total cash commitments at the end of fiscal 2006 totalled $20.0 million (2005: $14.1 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

## RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. 23% of our workforce was comprised of research and development personnel at 2006 year-end (2005: 23%).

## CRITICAL ACCOUNTING POLICIES

CryptoLogic's accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgements by management. Management has instituted policies that are intended to ensure these judgements are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the "Jackpot". The "Jackpot" is won by a player on a random basis and is not predictive. Each "Jackpot" also has a minimum amount of prize money. As the "Jackpot" progresses the Company regularly collects funds from participating licensees and assumes the liability of future "Jackpot" wins. Management provides for the "Jackpot" based on frequency of each game played, history of wins and minimum prize requirements.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company's stock price. Calculations for these plans with the necessary assumptions inherently mean judgements are required by management.

## RELATED PARTY TRANSACTIONS

In 2006, $0.6 million (2005: $0.6 million) was paid in legal fees to Stikeman, Graham, Keeley and Spiegel LLP, a law firm that provides legal services to the Company of which the Chairman of the Board of Directors is a partner.

In 2005, the Company purchased software from another company in which an officer of the Company has a personal interest. Payments to this executive in 2006, relating to this transaction, amounted to $0.04 million (2005: $0.15 million).

## RISKS AND UNCERTAINTIES

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

### *Industry risks*

*Government regulation*

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees hold government licenses to operate Internet gaming sites in the Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (EU) member states are in contrast with favourably-viewed rulings from the European Court of Justice which prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC's goal to encourage a free and open cross-border market. There is no indication that any such legislation will be introduced in the near term.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. Legislation designed to prohibit

Internet gaming was enacted on October 13, 2006 in the United States (UIGEA), and may be adopted in other jurisdictions.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of these end users, despite CryptoLogic's requirement that their server and website are licensed by a government authority. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the UK and Continental Europe follows:

***United Kingdom***

In April 2005, the UK enacted law to regulate online gaming for the first time in that jurisdiction. The British government is currently finalizing the underlying rules and codes and tax structure to establish its new regulatory framework. However, while the regulation of online gaming by the UK is generally considered as being positive, there is no assurance that the UK regulatory regime will provide a commercially-viable market and may create restrictions that can have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

The true impact of the new UK Gambling Act will not be known until these rules and regulations are made public.

***Continental Europe***

*France and Germany*

France and Germany in particular appear to be moving towards imposing greater restrictions on Internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse impact on the Company and/or its licensees.

*Italy and Spain*

With respect to Italy and Spain, recent willingness to regulate certain forms of Internet gaming could be perceived as indicative of a liberalization of the Internet gaming industry as a whole in those countries. However, at present, the form of regulation put forward by these jurisdictions has failed to create attractive market conditions for our licensees. As such, notwithstanding the fact that these markets may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy and Spain may take aggressive action against parties whose operations are not licensed pursuant to the regulatory regimes established by these countries.

*Holland*

It is expected that the agreement with the state-sponsored casino operator, Holland Casino, to supply casino and poker room software for the Dutch market will be very positive for the Company. However, various of the licensees of the Company presently operate in the Dutch market. In the event that the Dutch government seeks to take steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, it is possible that the Company's licensees could be adversely impacted.

*Scandinavia*

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens' winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources are. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company's licensees. However, it is expected that individuals gaming with operators based within the EU will not have their winnings taxed in this manner.

*Payment processing*

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in the fourth quarter of 2006. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction contrary to land-based gaming activities that are primarily cash processors. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

*E-commerce law*

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

### Business risks

*Internet viability and system infrastructure and reliability*

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet's viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet service providers, online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

*Market demand*

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our production services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

*Security*

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

*Reliance on other parties*

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees' customers and servers to communicate with each other. If ISPs experience service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the redundancy of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

*Competition*

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash software and support be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

*Dependence on licensees*

In fiscal 2006, our top 7 licensees accounted for 84% (2005: 90%) of our total revenue. In addition, all of our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license in their respective jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

*Chargebacks*

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and shut-off of the payment option. Chargebacks are any deposit transaction credited to a user's account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

*Foreign operations*

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees' customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

*Foreign exchange*

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British pounds, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

*Legal proceedings*

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

*Intellectual property*

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products' source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patents and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names "CryptoLogic" and "WagerLogic" have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties' intellectual property rights by the Company, and any adverse judgement in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

*Hiring and retaining employees*
Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

*Managing rate of growth*
We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management's ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues, and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

*Future acquisitions and investments*
As part of our business strategy, we may make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

*Stock volatility*
The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange's Main Market, this should not imply that there will always be a liquid market in our common shares.

### OUTLOOK

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position, and growth in online poker is moderating from previous exponential rates. Additionally, in October 2006 the United States Government approved the UIGEA, which prohibits financial transaction processing in the US online gaming market. As a result, WagerLogic's licensees will not take wagers from US-based players. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and the Company's position as a leader within it.

### *UIGEA and future strategy*

CryptoLogic believes that the UIGEA will have a significant short term negative impact on the industry and on future financial results. Additionally, the UIGEA may increase competition throughout Europe, which could negatively impact the Company's business.

Since 2002, CryptoLogic had been preparing for this eventuality by shifting its business to Europe, and our record revenue and earnings in 2006 arise from our success in these markets and others that embrace Internet gaming. Our thriving European customers, strong balance sheet, and new business in Asia enable us to face the future with confidence.

The Company is in excellent financial position to build on the global strategy that has led to record results in both 2005 and 2006. In particular, the Company will:

- continue its game innovation strategy. The Company has several innovative casino and poker projects, both underway and planned, which are designed to enhance licensees' revenue;
- aggressively pursue new poker licensees, like Betsafe and DTD Poker, to enhance the liquidity of licensees' poker network. The Company will also continue to pursue "blue chip" casino licensees in accordance with its return on effort strategy. In February 2007, the Company announced an exclusive three-year contract to provide both poker and casino software for Holland Casino, the Dutch government-owned casino operator. This new site to be run by Holland Casino is expected to launch in June 2007 and will be available to residents of the Netherlands only;
- aggressively pursue strategic, accretive acquisition opportunities to accelerate the advancement of the Company's strategies. Acquisition opportunities have multiplied since passage of the new US law, and the Company will continue to evaluate new, exciting prospects, like Parbet;
- control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures; and
- expand in Asia. CryptoLogic will continue to build its European leadership position, and intends, over time, to expand its Asian presence to become a strong competitor in this large, emerging market. We took our first major step down this path in January 2007 when we signed a memorandum of understanding with two Chinese companies that will help us develop and license games for China and the Chinese diaspora.

We intend to lead this strategy from a new executive headquarters in the Republic of Ireland, subject to regulatory and shareholder approvals.

We expect to incur approximately $4.5 million in non-recurring expenses and $1.0 million in capital expenditure associated with the anticipated establishment of a new head office in Ireland in 2007, plus incremental annual operating expense of approximately $2.5 to $3.0 million beginning in 2007. We believe that we will generate a strong return on this investment in the long run, as we expect the new office to:

- bring the Company closer to the world's major markets (UK, Europe and Scandinavia) that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;
- establish the Company in a gaming-friendly environment that enables the Company to provide a wider range of marketing support and brand management services to licensees;
- broaden the Company's strategic acquisition opportunities; and
- increase liquidity in the Company's shares trading in the UK.

### *Internet casino*

In Internet casino, players have grown more sophisticated through a broad choice of gaming platforms, such that the market is demanding increasingly entertaining and innovative games. Accordingly, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty.

For example, in Q4 2006 our licensees launched games from our Bonus Pack 10, including the *Frightmare Jackpot Slots* series, and the latest slots based on *Marvel Super Heroes*, including *Elektra*, *Ghost Rider* and *Iron Man*. The game pack also included the first-ever slot version of *Cubis*™, the enormously popular casual game. William Hill also introduced 24 of our new non-download games in the quarter. In total in 2006, we released over 50 new casino games.

We plan to release two new downloadable casino game packs in 2007 and continue to upgrade our non-download game offering, both of which we expect will continue to be solid business drivers for our casino licensees, and CryptoLogic. We will continue to focus on partnerships with leading entertainment and casual game brands, like *Marvel*, *Bejeweled* and *Cubis*™. We will also enhance our localized offerings for key European markets.

***Internet poker***

Internet poker has grown at exponential rates in the past few years, but has recently showed signs of moderating – a natural development in young, high-growth markets. At the same time, competition in online poker has grown more intense and the importance of enhancing online poker room liquidity has increased.

As the UIGEA has effectively made online poker illegal in the US – previously the world's largest online poker market – the industry's focus has shifted to building liquidity in Europe, where CryptoLogic's licensees' central poker room is particularly strong. Just before the UIGEA, approximately 85% of licensees' poker revenues came from outside the US, the vast majority of that from continental Europe and the UK.

Subsequently, Betfair exited the shared poker network which was the conclusion of a process they started in 2005 to bring their poker technology in-house. At the same time, CryptoLogic has added five new licensees which have been attracted by and which will build on the network's strength in Europe:

> PlayboyGaming, one of the world's most recognizable entertainment and lifestyle brands, in both casino and poker. The Playboy brand epitomizes our philosophy of working with blue-chip brands;

> Betsafe, a rapidly-growing Scandinavian-focused poker business;

> DTD Poker, the online home of the new UK-based poker club, DUSKTILLDAWN, which when its doors open in Nottingham in April 2007 will be the largest live poker venue in Europe and the first fully-licensed dedicated poker facility in the UK;

> a private Maltese company that operates Parbet.com, a popular Scandinavian online poker room, and its brand name and poker assets, which WagerLogic purchased as part of CryptoLogic's brand ownership and licensing strategy; and

> Holland Casino, which was engaged as a new licensee in February 2007 in a milestone exclusive three-year agreement, CryptoLogic's first with a government. CryptoLogic will provide both poker and casino software for Holland Casino, the Dutch government-owned casino operator. The new sites, to be run by Holland Casino under license from the Dutch government, are expected to launch in June 2007, and will be available to residents of the Netherlands only.

We have used our brand management and licensing strategy very successfully with the award-winning InterCasino and InterPoker brands and related brands, such as ExtremePoker. Under the strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue.

Exciting new games and features have also been successful in enhancing liquidity in the poker network. In Q4 2006 alone, we launched a new Spanish poker site for William Hill; totally redesigned our poker software to update game tables and lobbies for greater simplicity, selection and statistics; and introduced a tournament leader board to help licensees create exciting events that give their players new chances to win.

With a significant increase in 2006 in capacity for simultaneous online playing and an ability to add new games seamlessly, we will continue to build liquidity through new poker licensees and new poker innovations, including the wide choice of languages, currencies, games, stake levels and tournaments around the clock.

***Long term financial goals***

CryptoLogic expects 2007 to be a year of transition and growth in both Europe and Asia. The Company has signed its largest customers to long term agreements, launched five new customer sites since December, and expects to launch three more in the second quarter of 2007 (PlayboyGaming's Internet casino and Holland Casino's poker and casino sites). Later this year, CryptoLogic expects to benefit from modest revenue from its new venture in China.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic's core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the Company has the following long term financial objectives in future years for its continuing business in Europe and Asia:

> grow revenue and earnings at 20% year-over-year for Europe and Asia combined;

> achieve net margin and return on equity of 20%;

> achieve double-digit revenue growth in casino and poker; and

> exceed industry growth rates in key casino and poker markets.

# Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of CryptoLogic Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

CryptoLogic's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.



Lewis N. Rose
President and Chief Executive Officer



Stephen B. Taylor
Chief Financial Officer

February 13, 2007

# Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Toronto, Canada
February 13, 2007

# Consolidated Balance Sheets

*(In thousands of US dollars)*
*December 31, 2006 and 2005*

| | 2006 | 2005 |
|---|---|---|
| ***Assets*** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 76,940 | $ 94,420 |
| Security deposits (note 2) | 1,500 | 1,500 |
| Short term investments | 50,000 | 3,214 |
| Accounts receivable and other | 8,251 | 8,629 |
| Prepaid expenses | 7,027 | 4,615 |
| | 143,718 | 112,378 |
| User funds on deposit (note 3) | 20,872 | 25,953 |
| Capital assets (note 4) | 18,106 | 14,214 |
| Intangible assets (note 5) | 48 | 77 |
| Goodwill | 1,776 | 1,776 |
| | $ 184,520 | $ 154,398 |
| ***Liabilities and Shareholders' Equity*** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 47,766 | $ 37,495 |
| Income taxes payable | 2,165 | 1,314 |
| | 49,931 | 38,809 |
| User funds held on deposit (note 3) | 20,872 | 25,953 |
| Future income taxes (note 12) | 2,133 | 2,411 |
| | 72,936 | 67,173 |
| Shareholders' equity: | | |
| Share capital (note 7) | 29,096 | 25,171 |
| Stock options (note 8) | 3,631 | 2,163 |
| Retained earnings | 78,857 | 59,891 |
| | 111,584 | 87,225 |
| Commitments and contingencies (note 9) | | |
| Subsequent event (note 16) | | |
| | $ 184,520 | $ 154,398 |

*See accompanying notes to consolidated financial statements.*

On behalf of the Board:



Robert H. Stikeman
Director, Chairman



Lewis N. Rose
Director

# Consolidated Statements of Earnings

*(In thousands of US dollars, except per share disclosure)*
*Years ended December 31, 2006 and 2005*

| | 2006 | 2005 |
|---|---|---|
| **Revenue** | **$ 104,022** | $ 86,307 |
| **Expenses:** | | |
| Operating | **64,685** | 52,658 |
| General and administrative | **7,907** | 7,642 |
| Reorganization (note 11) | **3,700** | – |
| Software development (note 4) | **-** | 3,287 |
| Finance | **554** | 417 |
| Amortization | **4,777** | 3,894 |
| | **81,623** | 67,898 |
| Earnings before the undernoted | **22,399** | 18,409 |
| Interest income | **7,092** | 3,627 |
| Earnings before income taxes | **29,491** | 22,036 |
| Income taxes (recovery) (note 12): | | |
| Current | **4,957** | 935 |
| Future | **(278)** | 571 |
| | **4,679** | 1,506 |
| Earnings | **$ 24,812** | $ 20,530 |
| Earnings per common share (note 10): | | |
| Basic | **$ 1.83** | $ 1.51 |
| Diluted | **1.81** | 1.46 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Retained Earnings

*(In thousands of US dollars)*
*Years ended December 31, 2006 and 2005*

| | 2006 | 2005 |
|---|---|---|
| Retained earnings, beginning of year | **$ 59,891** | $ 50,593 |
| Earnings | **24,812** | 20,530 |
| Dividends paid | **(5,846)** | (2,984) |
| Excess of purchase price of treasury shares over stated value (note 7) | **–** | (8,248) |
| Retained earnings, end of year | **$ 78,857** | $ 59,891 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

*(In thousands of US dollars)*
*Years ended December 31, 2006 and 2005*

| | 2006 | 2005 |
|---|---|---|
| ***Cash flows from (used in) operating activities:*** | | |
| Earnings | $ 24,812 | $ 20,530 |
| Adjustments to reconcile earnings to cash provided by (used in) operating activities: | | |
| Amortization | 4,777 | 3,894 |
| Future income taxes | (278) | 571 |
| Stock options | 2,255 | 1,807 |
| | 31,566 | 26,802 |
| Change in operating assets and liabilities: | | |
| Security deposits | - | 5,500 |
| Accounts receivable and other | 378 | (2,142) |
| Prepaid expenses | (2,412) | (2,861) |
| Accounts payable and accrued liabilities | 10,271 | 7,439 |
| Income taxes payable | 851 | (17) |
| | 40,654 | 34,721 |
| ***Cash flows from (used in) financing activities:*** | | |
| Issue of capital stock | 3,138 | 4,986 |
| Repurchase of common shares | – | (9,201) |
| Dividends paid | (5,846) | (2,984) |
| | (2,708) | (7,199) |
| ***Cash flows from (used in) investing activities:*** | | |
| Purchase of intangible assets | – | (2) |
| Additions to capital assets | (8,640) | (8,850) |
| Short term investments | (46,786) | 32,568 |
| | (55,426) | 23,716 |
| Increase (decrease) in cash and cash equivalents | (17,480) | 51,238 |
| Cash and cash equivalents, beginning of year | 94,420 | 43,182 |
| Cash and cash equivalents, end of year | $ 76,940 | $ 94,420 |
| ***Supplemental cash flow information:*** | | |
| Income taxes paid | $ 4,208 | $ 951 |
| Interest received | 6,626 | 3,830 |
| Non-cash portion of options and warrants exercised | 787 | 962 |

*See accompanying notes to consolidated financial statements.*

# Notes to Consolidated Financial Statements

*(In thousands of US dollars, except per share disclosure and where indicated otherwise)*
*Years ended December 31, 2006 and 2005*

CryptoLogic Inc. (the "Company") is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. Substantially all of the Company's revenue is earned in US dollars, British pounds and Euros in the form of licensing fees and support services from licensees located outside of North America. Revenue from the top seven licensees constituted 84% (2005 – 90%) of revenue. The licensees' internet businesses are licensed by the government of the Netherlands Antilles. The Company measures and reports its results in US dollars.

**1. Significant accounting policies:**

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Note 18 describes and reconciles the significant measurement differences between Canadian and US GAAP affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

*(a) Basis of presentation:*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

*(b) Revenue recognition:*

The Company enters into non-exclusive gaming software hosting, licensing and services arrangements related to the design and operation of casino sites on the Internet on behalf of licensed casinos.

Revenue from software hosting and support services to licensees is recognized, as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits. In addition, the Company receives a standard monthly fee for the provision of hosting and related services.

Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

Interest income is recognized on an accrual basis.

*(c) Cash and cash equivalents:*

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

*(d) Short term investments:*

Short term investments include highly liquid investments (primarily certificates of deposit and commercial paper) with original maturity dates between 3 and 12 months, and are stated at the lower of cost or market value. At the balance sheet date, cost approximates market value.

*(e) Capital assets:*

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

| Asset | Basis | 2006 | 2005 |
|---|---|---|---|
| Computer equipment | Diminishing balance | 40% | 30% |
| Office furniture and equipment | Diminishing balance | 25% | 20% |
| Computer software and licenses | Straight line | 3–5 years | 3–5 years |
| Capitalized software development | Straight line | 5 years | 5 years |
| Leasehold improvements | Straight line | Term of lease | Term of lease |

*(f) Software development:*

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Under The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3450, *Research and Development Costs*, the Company capitalizes certain computer software development costs incurred subsequent to establishing technological feasibility; and amortizes the capitalized software development costs using the straight-line method over the estimated useful life of the software once the software is available for general release.

*(g) Provision for jackpots:*

Each time certain casino games are played, a preset amount is added to a cumulative jackpot for that specific game. The jackpot is won on a random basis by a player on a licensee website. The Company is liable for funding the jackpot wins and accrues the jackpot amount for all games on a monthly basis. The jackpot provision is reduced when payment is made to a winning player. The accrual for the jackpot at the balance sheet date is included in accounts payable and accrued liabilities.

*(h) Income taxes:*

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

*(i) Stock-based compensation:*

(i) Stock options:

The Company has a stock option plan for directors, officers and other key employees. Effective January 1, 2003, the Company adopted the amended recommendations of CICA with respect to accounting for stock-based compensation and other stock-based payments. The Company applies the fair value method to all grants of stock options. Based on the transitional provisions, all stock options granted on or after January 1, 2003, are accounted for as capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and a weighted average expected life of options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

(ii) Long term incentive plan:

Effective January 1, 2005, the Company introduced a long term incentive plan for its officers and directors. The plan provides for the granting of performance share units to reward participants for the growth in the Company's earnings per share, calculated on a fully diluted basis, and share price, with vesting over a three-year performance period. These awards are settled in cash upon vesting and therefore are recorded as a liability and included in accounts payable and accrued liabilities on the consolidated balance sheet.

Changes in this liability, which arise from fluctuations in the Company's stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

*(j) Foreign currency translation:*

Monetary items denominated in currencies other than US dollars are translated into US dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of earnings.

*(k) Intangible assets:*

Intangible assets consist of customer lists and domain names and are amortized over their useful lives, generally three to five years.

*(l) Goodwill:*

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of earnings.

For the years ended December 31, 2006 and 2005, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

*(m) Earnings per common share:*

The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on.

*(n) Variable interest entities:*

In June 2003, the CICA issued Accounting Guideline 15, *Variable Interest Entities* ("AcG-15"), which became applicable to the Company on January 1, 2005. Variable interest entities ("VIEs") include entities in which the equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.

Management assessed the Company's operations and relationships in light of AcG-15 and concluded that there are no VIEs in respect of which the Company is the primary beneficiary. Accordingly, no VIEs are consolidated in the consolidated financial statements.

*(o) Use of estimates:*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

*(p) Recent accounting pronouncements – financial instruments:*

In January 2005, the CICA issued Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Handbook Section 1530, *Comprehensive Income*, and Handbook Section 3865, *Hedges*. The new standards will be effective for the Company for interim and annual periods commencing January 1, 2007.

The new standards will require presentation of a separate consolidated statement of comprehensive income and the classification of financial instruments as "held for trading", "held-to-maturity" or "available-for-sale". Comprehensive income is the change in net equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources.

Upon adoption of these standards, the Company will classify its short term investments as held for trading instruments. Management does not expect that the adoption of these standards will have a material impact on the Company's consolidated financial statements.

***2. Security deposits:***

Security deposits are amounts held by the Company's bank as collateral provided to foreign banks and payment processors that process deposit and credit card transactions.

***3. User funds on deposit:***

User funds on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end users until such games are played.

***4. Capital assets:***

| **2006** | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Computer equipment | **$ 10,781** | **$ 5,116** | **$ 5,665** |
| Office furniture and equipment | **2,137** | **738** | **1,399** |
| Computer software and licenses | **8,956** | **5,493** | **3,463** |
| Capitalized software development | **4,602** | **-** | **4,602** |
| Leasehold improvements | **4,134** | **1,157** | **2,977** |
| | **$ 30,610** | **$ 12,504** | **$ 18,106** |

| 2005 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Computer equipment | $ 9,108 | $ 3,948 | $ 5,160 |
| Office furniture and equipment | 1,878 | 396 | 1,482 |
| Computer software and licenses | 6,699 | 3,664 | 3,035 |
| Capitalized software development | 1,489 | – | 1,489 |
| Leasehold improvements | 3,918 | 870 | 3,048 |
| | $ 23,092 | $ 8,878 | $ 14,214 |

Amortization expense of capital assets during the year was $4,748 (2005 – $3,863).

During 2005, the Company determined that certain software being developed no longer met the criteria for capitalization. As a result of this decision, the Company expensed $2,744 of software development costs incurred in 2005. Together with severances of $543, the Company took a total charge against earnings of $3,287 in 2005.

The change in the estimated useful lives of computer equipment and office furniture and equipment resulted in additional amortization expense of $681 in 2006.

***5. Intangible assets:***

Intangible assets consist of customer lists and domain names. At December 31, 2006 and 2005, customer lists with a cost of $315 have been fully amortized. At December 31, 2006, domain names have a cost of $157 (2005 – $157) and a net book value of $48 (2005 – $77).

***6. Credit facilities:***

The Company has an operating credit facility with a Canadian chartered bank in the amount of $3,000. No amount has been utilized under this line in 2006 and 2005.

**7. Share capital:**

*(a) Authorized:*

Unlimited common shares

Issued and outstanding:

| | Common shares | | Series F warrants | | Contributed | Total |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | surplus | amount |
| Balance, December 31, 2004 | 13,311,498 | $ 20,108 | 30,000 | $ 272 | $ – | $ 20,380 |
| Repurchase and cancellation of shares | (509,700) | (953) | – | – | – | (953) |
| Exercise of stock options | 498,102 | 5,318 | – | – | – | 5,318 |
| Exercise of Series F purchase warrants | 22,500 | 630 | (22,500) | (204) | – | 426 |
| Expiry of Series F purchase warrants | – | – | (7,500) | (68) | 68 | – |
| Balance, December 31, 2005 | 13,322,400 | 25,103 | – | – | 68 | 25,171 |
| Exercise of stock options | 318,834 | 3,925 | – | – | – | 3,925 |
| Balance, December 31, 2006 | 13,641,234 | $ 29,028 | – | $ – | $ 68 | $ 29,096 |

*(b) Normal course issuer bid:*

During 2006 and 2005 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares representing 10% of the outstanding common shares at that time:

| | | Repurchased and cancelled shares | | |
|---|---|---|---|---|
| Normal course issuer bid | Authorized shares | **2006** | 2005 | Total under plan |
| September 23, 2004 to September 22, 2005 | 1,250,000 | – | 270,500 | 270,500 |
| September 28, 2005 to September 27, 2006 | 1,340,000 | – | 239,200 | 239,200 |
| September 29, 2006 to September 28, 2007 | 1,350,000 | – | – | – |

Under the September 23, 2004 to September 22, 2005 bid, the Company repurchased and cancelled 270,500 common shares during 2005 for a total cost of $5,225, of which $4,722, representing the excess of purchase price over stated value, was charged to retained earnings.

Under the September 28, 2005 to September 27, 2006 bid, the Company repurchased and cancelled 239,200 common shares during 2005 for a total cost of $3,976, of which $3,526, representing the excess of purchase price over stated value, was charged to retained earnings.

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,350,000 of the Company's outstanding common shares for the period commencing September 29, 2006, and ending September 28, 2007. As at December 31, 2006, the Company had not repurchased any shares from the renewed normal course issuer bid.

**8. Stock-based compensation:**

*(a) Stock option plan:*

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. Under the plan, a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company does not grant stock options with an exercise price below the market value at the date of grant. There are 781,350 (2005 – 351,695) common shares available to be issued under the stock option plan as at December 31, 2006. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

| | ***2006*** | | 2005 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price of options | Number of options | Weighted average exercise price of options |
| | | (Cdn$) | | (Cdn$) |
| Options outstanding, beginning of year | ***1,105,073*** | ***$ 17.59*** | 1,427,661 | $ 13.75 |
| Granted | ***387,300*** | ***24.89*** | 337,250 | 25.93 |
| Exercised | ***(318,834)*** | ***11.28*** | (498,102) | 11.42 |
| Forfeited | ***(166,955)*** | ***23.90*** | (161,736) | 20.43 |
| Options outstanding, end of year | ***1,006,584*** | ***21.35*** | 1,105,073 | 17.59 |
| Options exercisable, end of year | ***295,105*** | ***$ 19.83*** | 340,841 | $ 15.79 |

| | ***2006*** Options outstanding | | | ***2006*** Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise price | Number outstanding | Weighted average remaining life (years) | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| (Cdn$) | | | (Cdn$) | | (Cdn$) |
| $ 5.00 – $10.00 | ***115,750*** | ***1.08*** | ***$ 7.59*** | ***33,875*** | ***$ 8.12*** |
| $10.01 – $15.00 | ***13,375*** | ***1.71*** | ***13.03*** | ***6,750*** | ***13.63*** |
| $15.01 – $20.00 | ***168,209*** | ***2.10*** | ***17.37*** | ***98,459*** | ***17.95*** |
| $20.01 – $25.00 | ***495,625*** | ***3.96*** | ***23.46*** | ***132,083*** | ***22.99*** |
| $25.01 – $30.00 | ***198,125*** | ***3.96*** | ***27.15*** | ***20,688*** | ***27.60*** |
| $30.01 – $35.00 | ***10,500*** | ***3.41*** | ***31.10*** | ***2,000*** | ***30.85*** |
| $35.01 – $40.00 | ***5,000*** | ***3.30*** | ***36.86*** | ***1,250*** | ***36.86*** |
| | ***1,006,584*** | ***3.28*** | ***$ 21.35*** | ***295,105*** | ***$ 19.83*** |

| | 2005 Options outstanding | | | 2005 Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise price | Number outstanding | Weighted average remaining life (years) | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| (Cdn$) | | | (Cdn$) | | (Cdn$) |
| $ 5.00 – $10.00 | 341,750 | 1.89 | $ 7.84 | 153,813 | $ 8.16 |
| $10.01 – $15.00 | 29,000 | 2.66 | 12.45 | 10,250 | 12.89 |
| $15.01 – $20.00 | 302,210 | 3.17 | 17.55 | 97,041 | 17.87 |
| $20.01 – $25.00 | 285,125 | 4.35 | 23.01 | 46,249 | 22.82 |
| $25.01 – $30.00 | 92,650 | 4.03 | 27.24 | 5,150 | 25.75 |
| $30.01 – $35.00 | 34,000 | 2.51 | 33.28 | 15,000 | 33.97 |
| $35.01 – $40.00 | 9,338 | 2.91 | 36.80 | 3,338 | 36.06 |
| $40.01 – $45.00 | 11,000 | 0.95 | 44.23 | 10,000 | 44.34 |
| | 1,105,073 | 3.10 | $ 17.59 | 340,841 | $ 15.79 |

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2006 | 2005 |
|---|---|---|
| Dividend yield | *2.00%* | 0.75% |
| Risk-free interest rate | *4.25%* | 3.25% |
| Expected volatility | *55.00%* | 50.00% |
| Expected life of options in years | *5* | 5 |

The weighted average fair value of options granted during 2006 was $9.98 (2005 – $9.49).

Included in operating costs is the cost of stock options in the amount of $2,255 (2005 – $1,807).

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions related to the CICA Handbook, additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for these stock options. The fair value of options granted in 2002 was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

| | |
|---|---|
| Dividend yield | 0.00% |
| Risk-free interest rate | 2.00% |
| Expected volatility | 100.00% |
| Expected life of options in years | 5 |

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new accounting recommendations, the Company's earnings and earnings per share for the year would have been changed to the following pro forma amounts:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | As reported | Pro forma | As reported | Pro forma |
| Earnings | *$ 24,812* | *$ 24,437* | $ 20,530 | $ 19,988 |
| Earnings per common share: | | | | |
| Basic | *$ 1.83* | *$ 1.80* | $ 1.51 | $ 1.47 |
| Diluted | *$ 1.81* | *$ 1.78* | $ 1.46 | $ 0.42 |

For stock options issued in 2002, the compensation cost for the year ended December 31, 2006 would have been $375 (2005 – $542).

*(b) Long term incentive plan:*

During the year, the Company expensed $2,028 (2005 – $430) in costs related to units awarded under its long term incentive plan, of which $346 is included in reorganization expense as a result of accelerated vesting for certain employees with termination agreements.

***9. Commitments and contingencies:***

(a) The Company has operating lease agreements for premises expiring at various periods up to July 2015. The future minimum annual rental payments on the operating leases are as follows:

| | |
|---|---|
| 2007 | $ 2,319 |
| 2008 | 1,993 |
| 2009 | 1,588 |
| 2010 | 1,641 |
| 2011 | 1,641 |
| Thereafter | $ 5,879 |

(b) The Company has guaranteed minimum payments for certain intellectual property rights up to 2010:

| | |
|---|---|
| 2007 | $ 150 |
| 2008 | 804 |
| 2009 | 1,574 |
| 2010 | $ 2,388 |

(c) The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

### 10. Earnings per common share:

Basic and diluted earnings per common share were calculated using the weighted average number of common shares and the weighted average number of common shares on a diluted basis.

| | **2006** | 2005 |
|---|---|---|
| | (000's) | |
| Weighted average number of common shares outstanding | **13,558** | 13,588 |
| Weighted average number of common shares outstanding – diluted | **13,731** | 14,067 |

Basic and diluted earnings per common share are as follows:

| | **2006** | 2005 |
|---|---|---|
| Earnings | **$ 24,812** | $ 20,530 |
| Earnings per common share: | | |
| Basic | **$ 1.83** | $ 1.51 |
| Diluted | **$ 1.81** | $ 1.46 |

Options to purchase 193,625 common shares (2005 – 54,338) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

### 11. Reorganization:

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. Total expected cost to be incurred is $8,500 largely related to professional fees, search fees, relocation and employee severance.

| | |
|---|---|
| Accrual, December 31, 2005 | $ – |
| Professional fees | 1,257 |
| Employee severance | 1,942 |
| Employee relocation and recruitment | 501 |
| | 3,700 |
| Payments | (1,466) |
| Included in accounts payable and accrued liabilities at December 31, 2006 | $ 2,234 |

### 12. Income taxes:

The income tax provision differs from the amount which would be obtained by applying the Canadian statutory income tax rate to the earnings before income taxes. The following explains the major differences:

| | **2006** | 2005 |
|---|---|---|
| Earnings before income taxes | **$ 29,491** | $ 22,036 |
| Income taxes based on a statutory rate of 36.12% (2005 – 36.12%) | **$ 10,652** | $ 7,960 |
| Increase (decrease) in income taxes resulting from: | | |
| Lower effective income tax rates in foreign jurisdictions | **(7,227)** | (4,213) |
| Tax cost of non-deductible items | **1,286** | 1,084 |
| Recognition of tax benefit of non-capital loss carryback | **–** | (1,041) |
| Recognition of tax benefit on non-capital loss carryforward | **–** | (1,942) |
| Other | **(32)** | (342) |
| Actual income tax expense | **$ 4,679** | $ 1,506 |

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Future income tax assets: | | |
| Long term incentive plan | $ 319 | $ – |
| Capital assets | – | 42 |
| Provisions for known matters | 702 | 657 |
| | 1,021 | 699 |
| Future income tax liabilities: | | |
| Capital items | (695) | (301) |
| Unrealized foreign exchange gains | (2,395) | (2,626) |
| | (3,090) | (2,927) |
| Less valuation allowance | 64 | 183 |
| Net future income tax liabilities | $ (2,133) | $ (2,411) |

### 13. Related party transactions:

In the normal course of operations, the Company currently engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $653 (2005 – $589).

In 2005, the Company purchased, in the normal course of operations, software from another company in which a member of the Company's executive has a personal interest. Payments to this individual in 2006 relating to this transaction amounted to $43 (2005 – $145).

### 14. Foreign exchange:

In 2006, the Company recognized a total foreign exchange gain of $574 (2005 – foreign exchange loss of $1,761).

### 15. Financial instruments:

*(a) Fair values:*

The carrying values of financial instruments, which consist of cash and cash equivalents, security deposits, short term investments, accounts receivable and other, user funds on deposit, accounts payable and accrued liabilities and user funds held on deposit, approximate their fair values due to the short term nature of these financial instruments.

*(b) Interest rate:*

The weighted average effective interest rate on short term investments as at December 31, 2006 is 5.30% (2005 – 4.20%).

### 16. Subsequent event:

On January 15, 2007, the Company signed an agreement to purchase the poker brand and related assets of Parbet.com, a Norwegian company. Under this agreement, the Company paid cash of $11,867 for the brand and assets of Parbet.com, and may potentially pay additional amounts up to a maximum of $5,274, contingent on improved performance of the assets over a six-month earn-out period.

### 17. Product revenue:

The Company develops and hosts software that allows licensees to provide online casino and poker games and considers this activity to be one reportable segment. Revenue from licensing software for online casino and poker games in 2006 was $59,211 (2005 – $52,998) and $33,934 (2005 – $27,013), respectively.

### 18. Differences between Canadian and United States generally accepted accounting principles:

On January 1, 2006, the Company adopted, on a modified prospective basis, FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)") for new awards granted on or after this date under the Company's stock option and long term incentive plans and for the unvested portion of existing awards on January 1, 2006.

*(a) Stock options:*

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur. FAS 123(R) requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

On January 1, 2006, the Company estimated the number of outstanding options for which the requisite service is not expected to be rendered. Amounts recorded as compensation cost in earlier years for options outstanding at January 1, 2006, for which requisite service is not expected to be rendered have been eliminated and recognized in earnings as the cumulative effect of a change in accounting principle on January 1, 2006.

The cumulative effects of adopting FAS 123(R) on January 1, 2006, and the 2006 US GAAP stock-based compensation adjustment were $601 and $223, respectively. These amounts were quantified using a weighted average forfeiture rate assumption of 27%.

*(b) Long term incentive plan:*
Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. The prospective adoption of FAS 123(R) requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. The Company has determined there is no material difference between the intrinsic value and the fair value of the units awarded under its long term incentive plan.

The significant measurement differences between Canadian and US GAAP affecting the consolidated financial statements, as noted above, are as follows:

| | **2006** | 2005 |
|---|---|---|
| Earnings based on Canadian GAAP | **$ 24,812** | $ 20,530 |
| Adjustment for stock-based compensation (a) | **824** | – |
| Earnings based on US GAAP | **$ 25,636** | $ 20,530 |
| Earnings per common share based on US GAAP: | | |
| Basic | **$ 1.89** | $ 1.51 |
| Diluted | **$ 1.87** | $ 1.46 |

*(c) Guidance for quantifying financial statement misstatements:*
In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 is effective for the Company for the year ended December 31, 2006. The Company assessed misstatements using both the income statement and balance sheet approaches and concluded that misstatements are not material to the consolidated financial statements under either approach.

# Five Year Report

| *For the years ended December 31* | ***2006*** | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| ***Financial Data*** | | | | | |
| *(In thousands of US dollars)* | | | | | |
| Revenue | ***104,022*** | 86,307 | 63,714 | 44,211 | 34,427 |
| Interest and other income | ***7,092*** | 3,627 | 1,293 | 691 | 672 |
| Earnings before special charges | ***28,512*** | 20,530 | 13,668 | 9,441 | 7,728 |
| Earnings (loss) | ***24,812*** | 20,530 | 13,668 | 9,441 | (2,129) |
| Net margin before special charges[1][2] | ***27%*** | 24% | 21% | 21% | 22% |
| EBITDA before special charges[1][2] | ***30,876*** | 22,303 | 17,337 | 11,496 | 8,609 |
| EBITDA margin before special charges[1][2] | ***30%*** | 26% | 27% | 26% | 25% |
| Operating cash flow | ***40,654*** | 34,721 | 18,919 | 38,700 | 9,431 |
| Net cash[3] | ***128,440*** | 99,134 | 85,964 | 67,307 | 40,257 |
| Working capital[4] | ***93,787*** | 73,569 | 62,818 | 44,733 | 35,812 |
| Total assets | ***184,520*** | 154,398 | 124,222 | 86,066 | 52,530 |
| Long term debt | ***Nil*** | Nil | Nil | Nil | Nil |
| Shareholders' equity | ***111,584*** | 87,225 | 72,087 | 50,546 | 41,096 |
| ***Per Share Data***[5] | | | | | |
| *(In US dollars, except shares outstanding)* | | | | | |
| Before special charges, net of tax: | | | | | |
| Earnings per share (basic) | ***2.10*** | 1.51 | 1.05 | 0.77 | 0.63 |
| Earnings per share (diluted) | ***2.08*** | 1.46 | 1.01 | 0.75 | 0.60 |
| After special charges, net of tax: | | | | | |
| Earnings (loss) per share (basic) | ***1.83*** | 1.51 | 1.05 | 0.77 | (0.17) |
| Earnings (loss) per share (diluted) | ***1.81*** | 1.46 | 1.01 | 0.75 | (0.17) |
| Working capital (basic) | ***6.92*** | 5.41 | 4.84 | 3.65 | 2.92 |
| Working capital (diluted) | ***6.83*** | 5.23 | 4.62 | 3.55 | 2.78 |
| Basic weighted average number of shares outstanding *(000's)* | ***13,558*** | 13,588 | 12,971 | 12,245 | 12,257 |
| Diluted weighted average number of shares outstanding *(000's)* | ***13,731*** | 14,067 | 13,586 | 12,604 | 12,879 |
| ***Value Measures*** | | | | | |
| Return on equity before special charges[1][2] | ***28%*** | 25% | 22% | 21% | 18% |
| Price to earnings multiple (diluted) before special charges[1][2] | ***11*** | 13 | 25 | 16 | 8 |
| ***Operating Data*** | | | | | |
| Number of employees[6] | ***400*** | 358 | 291 | 175 | 139 |
| Number of licensees[6] | ***10*** | 9 | 11 | 11 | 18 |
| Number of registered users *(000's)* | ***2,800*** | 2,400 | 2,000 | 1,700 | 1,400 |
| Number of transactions *(000's)* | ***1,066,000*** | 819,000 | 631,000 | 417,000 | 291,000 |
| Processing volume *(US$ billions)* | ***15.78*** | 13.64 | 8.75 | 5.51 | 3.22 |

*(1) Non-GAAP Measures: The following measures do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other companies:*

- *Net margin (earnings as a percentage of revenue);*
- *EBITDA (earnings before interest, income taxes, depreciation and amortization) and before special charge, where applicable;*
- *EBITDA margin (EBITDA as a percentage of revenue);*
- *Return on equity (the year's earnings divided by the average shareholders' equity for that year); and*
- *Price to earnings multiple (closing year's share price divided by earnings per share).*

*(2) Before non-recurring special charges in 2006 and 2002.*

*(3) Net cash includes cash and cash equivalents, short term investments and security deposits.*

*(4) Working capital (current assets minus current liabilities).*

*(5) Calculation of per share data based on treasury method.*

*(6) As at year-end.*

# Trading Information

This table sets forth the high and low prices, as well as the volumes, of the Company's common shares as traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the Main Market of the London Stock Exchange on a quarterly basis.

| | TORONTO STOCK EXCHANGE(1) | | | NASDAQ(2) | | |
|---|---|---|---|---|---|---|
| | High | Low | Volume | High | Low | Volume |
| 2006 | | | | | | |
| First quarter | 30.43 | 22.32 | 3,436,053 | 26.01 | 19.31 | 12,760,241 |
| Second quarter | 33.09 | 25.10 | 3,266,241 | 29.05 | 22.63 | 18,703,675 |
| Third quarter | 30.45 | 20.67 | 2,746,457 | 27.25 | 18.21 | 17,633,423 |
| Fourth quarter | 27.72 | 17.06 | 3,975,164 | 23.83 | 15.24 | 23,270,352 |
| ***Year 2006*** | ***33.09*** | ***17.06*** | ***13,423,915*** | ***29.05*** | ***15.24*** | ***72,367,691*** |
| 2005 | | | | | | |
| First quarter | 42.21 | 26.50 | 4,071,857 | 34.96 | 22.00 | 17,207,381 |
| Second quarter | 45.88 | 35.50 | 3,058,276 | 36.81 | 28.61 | 14,581,762 |
| Third quarter | 38.50 | 18.00 | 5,117,487 | 31.47 | 15.33 | 23,869,164 |
| Fourth quarter | 25.95 | 17.60 | 3,135,904 | 21.97 | 14.84 | 11,761,817 |
| ***Year 2005*** | ***45.88*** | ***17.60*** | ***15,383,524*** | ***36.81*** | ***14.84*** | ***67,420,124*** |

| | LONDON STOCK EXCHANGE(3) | | |
|---|---|---|---|
| | High | Low | Volume |
| 2006 | | | |
| First Quarter | 1,505.00 | 1,120.00 | 37,800 |
| Second Quarter | 1,625.00 | 1,252.50 | 25,400 |
| Third Quarter | 1,385.00 | 1,025.00 | 17,900 |
| Fourth Quarter | 1,167.50 | 872.50 | 13,300 |
| ***Year 2006*** | ***1,625.00*** | ***872.50*** | ***94,400*** |
| 2005 | | | |
| First Quarter | 1,750.00 | 1,175.00 | 5,006,843 |
| Second Quarter | 1,960.00 | 1,552.50 | 1,071,790 |
| Third Quarter | 1,775.00 | 875.00 | 1,094,083 |
| Fourth Quarter | 1,225.00 | 852.50 | 757,749 |
| ***Year 2005*** | ***1,960.00*** | ***852.50*** | ***7,930,465*** |

*(1) Trading prices are in Canadian dollars.*

*(2) Trading prices are in US dollars.*

*(3) Trading prices are in British pence. On the LSE, both buy and sell side of trades are recorded.*

# Board of Directors



***ROBERT H. STIKEMAN**, age 61, Chairman, Director*[2][4]

Robert Stikeman has been a partner for the past 21 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. He acts as outside counsel to CryptoLogic. He is an officer and director of several publicly traded companies.



***RANDALL ABRAMSON**, age 40, Director*[1][3][4]

Randall Abramson is co-founder and President of Trapeze Capital Corp. and co-founder and CEO of its affiliate, Trapeze Asset Management Inc., both portfolio management firms for high net worth individuals and institutions. Randall has over 10 years of fund management experience including portfolio manager roles at Connor Clark & Company, and Hodgson Roberton Laing Limited (now Yield Management Group).



***STEPHEN H. FREEDHOFF**, CA, CFP, age 71, Director*[1][2][3][4]

Stephen Freedhoff has been a self-employed consultant since July 1999. Previously he was a partner of a Canadian national accounting firm for 30 years.



***LEWIS N. ROSE, CA**, age 48, President and Chief Executive Officer, Director*

Lewis Rose is President and CEO of CryptoLogic, having joined the Company in July 2002. He has over 20 years of experience in the consumer products, entertainment and financial services sectors with senior leadership roles at some of North America's largest publicly traded companies, including Alliance Atlantis Communications Inc., Maple Leaf Foods Inc. and Wood Gundy Inc. (now CIBC World Markets).



***NIGEL T. SIMON**, age 51, Director*[1][3][4]

Nigel Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for 20 years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK. He served for 7 years as a Main Board Director of Gallaher, held positions as Chairman of Germany's largest vending retailer, and as a Board member for Germany's largest convenience store wholesaler.

*[1] Member of Audit Committee*
*[2] Member of Corporate Governance and Compliance Committee*
*[3] Member of Compensation Committee*
*[4] Member of Nominating Committee*

# Corporate Directory

***DIRECTORS***

Robert H. Stikeman, Chairman

Randall Abramson

Stephen H. Freedhoff

Lewis N. Rose

Nigel T. Simon

***OFFICERS***

Lewis N. Rose
President and Chief Executive Officer

Stephen B. Taylor
Chief Financial Officer

Michael Starzynski
Chief Technology Officer

Andrew Goetsch
Vice President,
Poker Software Development

Marilyn Shabot
Vice President,
Human Resources

Justin Thouin
Vice President,
Casino Software Development

***LEGAL COUNSEL***

Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

***AUDITORS***

KPMG LLP
Chartered Accountants
Toronto, Canada

***BANKER***

Bank of Montreal
Toronto, Canada

***TRANSFER AGENTS***

Equity Transfer & Trust Company Inc.
Toronto, Canada

Continental Stock Transfer & Trust Company
New York, USA

***COMMON SHARES LISTED***

TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP

***CORPORATE GOVERNANCE***

Information regarding the Company's corporate governance policy and practices can be found in the Company's management information circular.

***HEAD OFFICE***

CryptoLogic Inc.
55 St. Clair Avenue West
3rd Floor
Toronto, Ontario
Canada M4V 2Y7

***INVESTOR RELATIONS***

Stephen B. Taylor
Chief Financial Officer
Telephone: 416-545-5656
Facsimile: 416-545-1454
E-mail: investor.relations@cryptologic.com

***WEB SITE***

www.cryptologic.com

CRYPTOLOGIC®

new breed of blue-chip company

ww.cryptologic.com

5 St. Clair Avenue West,
hird Floor,
ronto, Ontario,
anada M4V 2Y7

Telephone 416.545.14
Fax 416.545.1454

nted in Canada

END